Brookfield

Brookfield Asset Management Inc.

Q2 2019 INTERIM REPORT

Interim Report Q2 2019

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2019	2018	2019	2018
TOTAL (MILLIONS)
Revenues	$16,924	$13,276	$32,132	$25,907
Net income	704	1,664	1,960	3,519
Funds from operations[1]	1,108	790	2,159	1,960
PER SHARE
Net income	$0.36	$0.62	$0.94	$1.43
Funds from operations[1]	1.09	0.77	2.13	1.93
Dividends[2]
Cash	0.16	0.15	0.32	0.30

AS AT JUN. 30, 2019 AND DEC. 31, 2018			2019	2018
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$388,327	$354,736
Consolidated results
Balance sheet assets			286,336	256,281
Equity			103,129	97,150
Common equity			26,659	25,647
Diluted number of common shares outstanding			1,003	997
Market trading price – NYSE			47.78	38.35

1.	See definition in the MD&A Glossary of Terms beginning on page 53.

2.	See Corporate Dividends on page 27.
Throughout our interim report, we use the following icons:

Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities

2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
OUR BUSINESS
We are a leading global alternative asset manager with over $385 billion of assets under management including $164 billion in fee bearing capital. We raise private and public capital from the world’s largest institutional investors, sovereign wealth funds and individuals, with a focus on generating attractive investment returns that will allow our investors and their stakeholders to meet their goals and protect their financial future.

•	Investment focus – real estate, infrastructure, renewable power and private equity

•	Diverse product offering – Core, value-add, opportunistic and credit strategies in both closed-end and long-life vehicles

•	Focused investment strategies – We invest where we have a competitive advantage, such as our strong capabilities as an owner-operator, our large scale capital and our global reach

•	Disciplined financing approach – Debt is carefully employed to enhance returns while preserving capital throughout business cycles
In addition to our asset management activities outlined above, we invest significant capital from our balance sheet in our managed entities alongside our investors as well as in other direct investments. This is intended to generate attractive financial returns and cash flows, support the growth of our asset management activities and create an important alignment of interests with our investors. We refer to this as our Invested Capital and it totals approximately $44 billion.

Note: Excludes Residential Development and Corporate Activities which are distinct business segments for IFRS reporting purposes.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed partnerships” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 53 which defines our key performance measures that we use to measure our business.

Q2 2019 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
During the second quarter we continued to grow the business on several fronts. We announced the $14.5 billion first close of our latest flagship private infrastructure fund and added capital to our latest flagship private equity fund, as well as our other private long-life real estate and infrastructure funds. Our listed partnerships achieved their plans for the quarter, and the share price of each recovered as stock markets around the world advanced. This enabled us to pre-fund their equity plans by issuing $840 million of equity for Brookfield Business Partners, and $825 million for Brookfield Infrastructure Partners.
Overall liquidity at Brookfield and our permanent listed partnerships stood at nearly $15 billion. In addition, we have over $35 billion of committed capital from private clients available for investment. With nearly $50 billion of capital available, our resources have never been stronger. This is particularly important, given that we are now 10 years into this market recovery.
We invested $33 billion of capital across our businesses over the past twelve months. This included one of the largest battery companies globally, a number of data infrastructure businesses, 50% of a solar power development business, a rail company, a hospital business, and the continued build of our real estate development projects. At the same time, we monetized a number of assets where we had achieved our goals—and with capital markets open, we continue to dispose of assets across our businesses.
MARKET ENVIRONMENT
The global business environment continues to be constructive despite the constant political distractions. The U.S. economy is slowing but still remarkably resilient, and with interest rate reductions started, should stay positive in the short term. Europe is decelerating—due largely to a trade slowdown, although it is worth recalling the stress Europe was under just a few years ago. We are a long way from that.
India’s growth is strong, although corporations are capital constrained. This is leading to opportunity for us. Brazil is stuttering, however with pension reform tail winds, business investment is expected to recover. Asia is being hit with an export slowdown but will still grow at strong rates on a relative basis.
Long-term interest rates are now back below 2% in the U.S., and negative in both other major markets for capital globally: Japan and Europe. We are not certain what that means for the global economy, but we do know that in this environment real assets and businesses tend to earn high returns on a relative and absolute basis and can be leveraged for the long term at low interest rates. This results in excellent cash on cash returns. For investors looking for yield and overall return globally, the types of assets we acquire are one of the few places left to earn a decent return.
Capital is freely available both in the credit and equity markets. Global sovereign and institutional investors continue to increase allocations to the types of assets we invest in for them. While good for our capital raising activities, this has commensurately increased capital to other sponsors like us, and therefore increased competition for investments. Despite this, and largely because of our scale, global business and operating capabilities, we believe we will continue to be able to invest capital in good companies on behalf of our investors in a disciplined way and generate strong returns.

4 BROOKFIELD ASSET MANAGEMENT

PERFORMANCE IN THE QUARTER
Total assets under management are now over $385 billion, as we continue to raise and deploy additional capital across our businesses. This does not include the Oaktree transaction, which is targeted to close in this third quarter. This will bring total assets under management to approximately $509 billion and fee bearing capital to approximately $227 billion.

AS AT AND FOR THE TWELVE MONTHS ENDED JUNE 30 (MILLIONS)	2015	2016	2017	2018	2019	CAGR
Total assets under management	$217,948	$243,479	$257,538	$287,025	$388,327	16%
Fee related earnings (before performance fees)	436	639	707	783	954	22%
Gross annual run rate of fees plus target carry	1,430	1,950	2,150	2,590	3,435	24%
Cash available for reinvestment or distribution to BAM shareholders	1,044	1,531	1,750	2,184	2,512	25%
We raised $19 billion of private fund capital in the quarter, bringing the total capital raised over the last twelve months to $40 billion. This included $27 billion of commitments for our latest round of flagship funds and $13 billion for our newer strategies and from co-investments. Our private fund investor base now stands at over 700 institutional investors, as we raised new commitments from investors across all geographies.
We completed the first close of $14.5 billion for our latest infrastructure fund. We also raised additional capital for our latest flagship private equity fund, which currently has commitments of approximately $8 billion. We also continue to raise capital for our perpetual life real estate and infrastructure funds and are considering launching a similar long-dated private equity fund.
We launched our Special Opportunities Program with an initial close of $1.0 billion and are targeting approximately $5 billion. This is a tailored program with the flexibility to invest in a wide range of global opportunities—from credit to hybrid to equity-that fall outside the investment mandates of our existing private funds.
We invested $7 billion of capital during the quarter. We closed on our acquisition of Healthscope, the second largest hospital group in Australia, for $4 billion. Having built and operated hospital facilities for years, we decided that this was a good business opportunity to utilize all of this knowledge. We also announced the $2 billion acquisition of one of the two main mobile phone/internet providers in New Zealand which owns significant infrastructure across the country. We also advanced developments in our real estate business, sold a number of assets at strong prices, and announced the acquisition of 50% of a solar power development business in Spain.
Fundraising and capital deployment across the business contributed to strong operating results. Our FFO from invested capital performed well as a result of new investments and operational improvements at our existing businesses. We also recognized gains on the sale of our facilities management business and a residential relocation business. Within our asset management business, our gross annual run rates on fee revenues plus target carry stands at over $3.4 billion, or $2.2 billion net of costs. For the last twelve months, fee related earnings increased 22% from the prior year, to $954 million before performance fees.
Going forward, we expect our margin on fee related earnings to benefit from full period contributions from the latest round of flagship fundraising, as well as additional fee revenues from the BPY capital issued in association with the privatization of its retail business. We also recognized $536 million of carried interest income into profits, before costs in the last twelve months. Carried interest of $190 million recognized in the second quarter was related to asset dispositions in our fourth flagship private equity fund as well as our first flagship real estate fund. We will continue to sell assets within these funds as we find exit opportunities at optimal value. With that in mind, we expect to recognize additional carried interest from both of these funds in the second half of 2019 and the first half of 2020.

Q2 2019 INTERIM REPORT 5

FREE CASH FLOW
There are many factors that contribute to the success of a business and various ways to measure that success. Increasingly, we have been focusing our reporting on a few key metrics. One of the most important measures, we believe, is the Free Cash Flow available for shareholders. This measure is important as it is the cash that can be utilized by owners for investment, or distributed back to owners (similar to what remains in a bank account after paying the bills, making home repairs, and paying for the family expenses).
Our Free Cash Flow is expected to grow steadily and in the absence of something more beneficial, we will increasingly return this cash to shareholders through increased share buybacks (our preferred choice) or increased dividends. The following table was shown in our recent prospectus, but we thought worth highlighting here as it was on page 82 of the document, and some of you may have missed it. It highlights the expected Free Cash Flow generated in Brookfield’s parent company (before the Oaktree transaction) over the next five years.

(MILLIONS)	2019	2020	2021	2022	2023
Free Cash Flow[1]	$2,550	$2,990	$3,400	$4,180	$5,390
1) “Free Cash Flow” is cash available for distribution and/or reinvestment as defined in our Supplemental.
As you can see, should we be successful with our plans, the Free Cash Flow numbers grow significantly. To emphasize this, if we achieve our plans, in five years we will be generating an 11% Free Cash Flow yield for shareholders on our current equity market capitalization of approximately $49 billion. This compares to zero return in a bank account and 2% on a 10-year treasury bond. Assuming we have not determined that there is a more beneficial use for this cash, our base case plan is that ±$50 billion will be available to be returned from time to time to shareholders over the next 10 years.
The recently announced transaction with Oaktree utilizes $2.4 billion of cash that could otherwise have been returned to owners. We will also issue approximately 53 million Brookfield shares to complete the transaction. This moves us in the opposite direction to reducing the share count and returning capital; however, we think the benefits of buying Oaktree will be as great or greater than returning the capital to shareholders, as we will add an exceptional asset management franchise to Brookfield. The benefits are expected to enable us to achieve more on a per share basis than we could have without the addition of Oaktree. Rest assured, it has not altered our long-term plans for the return of capital to owners.
GENESEE & WYOMING (G&W)
We look for investment opportunities that allow us to utilize our competitive advantages to earn attractive returns. The recently announced take private of Genesee & Wyoming, Inc. (“G&W”) for a total consideration of $8.4 billion is an example of this approach at work.
G&W is a strategic rail business with a long history of providing critical “last mile” transport and related services to a base of 3,000+ customers. It is the lowest cost provider of this necessary market connectivity to customers and Class I rail operators, and benefits from limited competition across its service area. The large customer base and diversification of goods moved across its network result in a cash flow profile that is resilient through economic cycles. This is a rare opportunity to make a significant investment in a business that forms an essential component of the transportation network in the world’s largest economy.
This transaction highlights three key advantages we have that we believe will enable us to earn strong returns over the long term. They were all critical in enabling us to move fast to execute on this opportunity.
First, our size and scale provide access to multiple sources of capital, which enabled us to assemble the capital in a short period of time. We were able to access capital from our publicly listed infrastructure entity, our latest private infrastructure fund, and from a number of co‑investment and joint venture partners.

6 BROOKFIELD ASSET MANAGEMENT

Second, our global presence provides us with a unique perspective across the global markets where we operate. In this case, we formed an investment thesis informed by our experience as owners and operators of logistics networks that include rail and port operations in the U.S., Australia, South America and the U.K. This expertise allowed us to underwrite the company’s international operations. Being both a local and global business makes a difference.
Finally, our significant operating capabilities in this sector allowed us to establish views on unlocking value to earn the returns we require for our capital. Our key areas of focus for G&W include margin improvements and utilizing our relationships to maximize commercial opportunities to position the business for growth. The company also has an expansive and attractive real estate footprint across North America and the U.K., with certain sites to realize value through alternate uses. We will look to leverage our expertise in real estate development to explore these opportunities, something that most other purchasers likely did not focus on.
VISTRA INVESTMENT
Several years ago, we formed a consortium to acquire distressed debt in a Texas-based electricity generator called Energy Future Holdings. In 2016 following a lengthy Chapter 11 bankruptcy proceeding, the company emerged from bankruptcy as Vistra Energy.
Over the past few years, we have assisted Vistra in hiring a new management team led by industry veteran Curt Morgan. Under his leadership and following a series of acquisitions, as well as a repositioning of the business, Vistra is now a leading competitive power producer in the U.S., serving 3.7 million retail customers in 20 states, and with a generation fleet totaling 41,000 megawatts.
The company has been substantially transformed from a Texas-only business to one that today has many competitive advantages that give it strong investment characteristics, including (a) a national integrated retail and generation platform with high-quality generation assets supporting the lowest operating costs in the industry; (b) diversity in fuel types, including natural gas, wind and solar generation; and (c) stable cash flows backed by its large-scale retail customer base and capacity payments.
Through a combination of improved operating performance and synergies, annual cash flow has improved by more than $1 billion, and the business now expects to generate $3.3 billion in annual adjusted EBITDA and $2.2 billion in annual adjusted free cash flow. Its strong cash flow generation has enabled Vistra to reduce debt (it is well positioned to achieve an investment grade credit rating in the near future with this continued performance) and repurchase shares. To put this in context, the business is yielding greater than 20% in free cash flow relative to its current equity trading price, meaning the company, in the absence of something better, could buy itself back within five years.
Given that the share price of Vistra has doubled since emerging from bankruptcy, we plan to distribute our consortium’s Vistra shares to individual consortium members. That said, we believe the trading price of the company’s shares remains remarkably inexpensive and have the potential to increase considerably. As a result, we intend to hold a portion of our own investment in Vistra for a much longer duration.
ASIA-PACIFIC
The Asia-Pacific region represents $36 billion of our assets under management, or approximately 9% of the total. Australia is the largest portion of this, and we have made great strides with our business there over the past 15 years. India is next, and our scale continues to grow with recent large property and infrastructure transactions. Our presence also continues to grow in China, Japan and South Korea, and while each of these markets will be important, it is inevitable due to sheer scale that over the long term, China will be the largest investment concentration for us in this region.

Q2 2019 INTERIM REPORT 7

China continues its march toward becoming one of the leading global economies, and while its growth rate has slowed, it still exceeds 6%—a very rapid pace. More importantly, its economy continues to mature in terms of the institutions, support structures, capital markets and ease of doing business. Of particular relevance to us is China’s real estate market, which has now matured to the point where its major cities resemble most global office markets, and therefore opportunity exists to acquire scale investments. It is also apparent to us that the quality of product and service is generally lower than most global organizations are used to, and therefore can be upgraded for international companies. We believe this will be an attractive opportunity for us for years.
In retail, e-commerce is at greater percentages than anywhere else globally. Ironically, this is because the property offerings for retailers lagged the market build-out of e-commerce. As street and mall retail is built to be utilized by retailers, this integration is the opposite perspective to Western markets, but it is happening and will offer investment opportunities. Industrial and cold storage build-out has years to go to even come close to matching Western economies, and therefore we believe these areas of investment will also offer opportunities for years.
In power, Chinese renewables continue to capture the largest percentage of new build-out, however thermal generation will be extremely important as base-load capacity. We are installing solar on rooftops of industrial properties, and we own wind facilities where we sell power into the grid. Our focus will continue to be on well-located renewables in major population markets in China and Japan. In China, we have yet to find infrastructure opportunities we feel comfortable with, but we are confident that we will eventually also build a presence in this area.
The banks in China are now encouraging companies to reduce debt, which means that for the first time we are seeing excellent opportunities to acquire assets from owners without having to complete ground-up construction. For example, we recently bought a major mixed-use office complex in Shanghai for $1.5 billion, as well as three completed community retail centers. We believe this trend will continue and it will therefore present excellent opportunities.
We are laying the foundation for significant growth in Asia. As a result, it is reasonable to estimate that in 10 years, the Asia-Pacific markets will represent 25% of our total assets under management, offering significant growth for our business.
CLOSING
We look forward to seeing you on September 26 in Manhattan at our Investor Day. If you cannot attend in person, our main sessions will be webcast live on our website, and also available for replay.
We remain committed to being a leading, world-class alternative asset manager, and investing capital for you and our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

August 8, 2019
Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.

8 BROOKFIELD ASSET MANAGEMENT

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	35
Overview	11	Infrastructure	37
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	39
FINANCIAL RESULTS		Residential Development	41
Overview	13	Corporate Activities	42
Income Statement Analysis	14	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	20	Capitalization	43
Foreign Currency Translation	23	Liquidity	46
Summary of Quarterly Results	25	Review of Consolidated Statements of Cash Flows	49
Corporate Dividends	27	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	28	Accounting Policies, Estimates and Judgments	50
Summary of Results by Operating Segment	29	Management Representations and Internal Controls	52
Asset Management	30	GLOSSARY OF TERMS	53
Real Estate	33
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 53 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

Q2 2019 INTERIM REPORT 9

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” above.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 53 for all non-IFRS measures.

10 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager with a 120-year history and over $385 billion of assets under management across a broad portfolio of real estate, infrastructure, renewable power and private equity assets. Our $164 billion in fee bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds and dedicated public vehicles, which allow investors to invest in our four key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting 12%-15% returns with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity.

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, opportunistic and credit in both closed-end and long-life vehicles.

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.

✓	Disciplined financing approach
We employ leverage in a prudent manner to enhance returns while preserving capital throughout business cycles.
In addition, we maintain significant invested capital on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments.

1.	Large-scale capital
We have over $385 billion in assets under management and $164 billion in fee bearing capital.

2.	Operating expertise
We have more than 100,000 operating employees worldwide who maximize value and cash flows from our operations.

3.	Global presence
We operate in more than 30 countries around the world.
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.

1.	See definition in Glossary of Terms beginning on page 53.

Q2 2019 INTERIM REPORT 11

Asset Management
Our asset management activities encompass $164 billion of fee bearing capital across private funds, listed partnerships and public securities.
Private Funds – $84 billion fee bearing capital
We manage and earn fees on 39 private funds across Real Estate, Renewable Power, Infrastructure and Private Equity. Our fund strategies include core, credit, value-add and opportunistic, and we offer both closed-end and long-life vehicles. We have 700 unique institutional investors, who on average invest in two funds. On private fund capital we earn:

1.
Diversified and long-term base management fees[1] which are based on closed-end and long-life fund capital. Closed-end fund capital is typically committed for 10 years with two one-year extension options, and our long-life funds are perpetual vehicles that can continually raise new capital.

2.
Carried interest[1], which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized once it is no longer subject to clawback.

Listed Partnerships – $65 billion fee bearing capital
We manage publicly listed perpetual-capital vehicles BPY1, BEP1, BIP1, BBU1, TERP1 and Acadian1. On listed partnership capital, we earn:

1.	Long-term perpetual base management fees, which are based on our listed vehicles’ total capitalization.

2.
Stable incentive distribution fees[1] which are linked to cash distributions (BPY, BEP and BIP). These cash distributions have exceeded pre-determined thresholds and have a historic annual growth rate of 5%-9%.

3.	Performance fees[1] based on unit price performance (BBU).
Public Securities – $16 billion fee bearing capital
We manage public funds and separately managed accounts, focused on fixed income and equity securities within the real estate, infrastructure and natural resources asset classes. We earn management fees, which are based on committed capital and fund net asset value and performance income based on investment returns.
Invested Capital1
We have approximately $44 billion of invested capital on the Corporation’s balance sheet as a result of our history as an owner and operator of real assets, which provides attractive financial returns and important flexibility to our asset management business.
Key attributes of our invested capital:

•
Transparent – approximately 80% of our invested capital is listed partnerships (BPY, BEP, BIP, BBU) and other smaller publicly traded investments. The remaining is primarily held in a residential homebuilding business, and a few other directly held investments.

•
Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.

•
Strong alignment of interests – the Corporation is the largest investor into each of our listed partnerships, and in turn, the listed partnerships are typically the largest investor in each of our private funds.

Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.	See definition in Glossary of Terms beginning on page 53.

12 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Refer to page 42 of our 2018 Annual Report for an overview of our fair value accounting across our business and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Net income was $704 million in the current quarter, with $399 million attributable to common shareholders ($0.36 per share) and $305 million attributable to non-controlling interests.
The $960 million decrease in consolidated net income and the $281 million decrease in net income attributable to common shareholders are primarily attributable to:

•	operating income from recently-acquired businesses and same-store[1] growth across our operations;

•	other income and gains relating to gains on asset sales reported through net income; and

•	higher equity accounted income as a result of valuation gains on some of our core retail properties that are equity accounted investments; more than offset by

•
lower fair value gains due primarily to valuation losses in certain core retail properties and revaluation losses in our infrastructure services operation within the Private Equity segment, as well as the absence of a transaction gain recorded on a hospitality property in the prior year quarter; and

•	higher interest expense on recently issued corporate debt and additional borrowings associated with the consolidation of recent acquisitions.
Our consolidated balance sheet was impacted by acquisition and dispositions since the beginning of the year. We acquired approximately $25 billion of assets through business combinations, including a global automotive battery business and an Australian based private healthcare provider. Corporate borrowings increased from the prior year-end due to the issuance of $1.0 billion of corporate debt in the first quarter, partially offset by the repayment of a $450 million (C$600 million) bond in the current quarter. We also sold a number of assets during the first six months of 2019, including an executive relocation services business and a global provider of facilities management services in our Private Equity segment, as well as a residential management services company and various investment properties in our Real Estate segment.
Additionally, the adoption of IFRS 16 impacted our balance sheet as operating leases which were previously reported as off-balance sheet commitments are now capitalized. This has resulted in higher investment properties and property, plant and equipment balances, as well as offsetting lease liabilities within accounts payable and other recorded on our consolidated balance sheet. There is no impact to total equity. Refer to Note 2 for further information on the impact of IFRS 16 on our consolidated financial statements.

1.	See definition in Glossary of Terms beginning on page 53.

Q2 2019 INTERIM REPORT 13

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2019	2018	Change	2019	2018	Change
Revenues	$16,924	$13,276	$3,648	$32,132	$25,907	$6,225
Direct costs	(13,385)	(10,781)	(2,604)	(24,970)	(20,872)	(4,098)
	3,539	2,495	1,044	7,162	5,035	2,127
Other income and gains	889	95	794	921	437	484
Equity accounted income	1,003	342	661	1,347	630	717
Expenses
Interest	(1,833)	(1,066)	(767)	(3,449)	(2,103)	(1,346)
Corporate costs	(23)	(24)	1	(49)	(51)	2
Fair value changes	(1,398)	833	(2,231)	(1,229)	1,405	(2,634)
Depreciation and amortization	(1,234)	(672)	(562)	(2,268)	(1,342)	(926)
Income taxes	(239)	(339)	100	(475)	(492)	17
Net income	704	1,664	(960)	1,960	3,519	(1,559)
Non-controlling interests	(305)	(984)	679	(946)	(1,982)	1,036
Net income attributable to shareholders	$399	$680	$(281)	$1,014	$1,537	$(523)
Net income per share	$0.36	$0.62	$(0.26)	$0.94	$1.43	$(0.49)
Three Months Ended June 30
Revenues for the quarter were $16.9 billion, an increase of $3.6 billion compared to the second quarter of 2018, primarily due to:

•	$4.1 billion of additional revenues from acquisitions during the last twelve months across our listed partnerships[1]; and

•
same-store growth attributable largely to inflation indexation and growth initiatives at our U.K. regulated distribution business and transport businesses in our Infrastructure segment; as well as higher hydroelectric generation in North America and favorable market prices realized in Colombia in our Renewable Power segment; partially offset by

•	lower sales volumes at our road fuel distribution business, at which flow-through duty amounts are recorded gross within revenues and direct costs without impact to the margin; and

•	the absence of $1.4 billion of revenues from businesses sold since the prior year quarter as well as the impact of foreign exchange.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on pages 16 and 17.
Direct costs increased by 24% or $2.6 billion compared to the 27% increase in revenues. The increase relates primarily to:

•	the recent acquisitions and growth initiatives discussed above; partially offset by

•	the impact of foreign exchange; and

•
the impact of adopting IFRS 16, the new lease accounting standard, which reallocated operating lease expenses previously reported through direct costs to interest expense and depreciation and amortization. Please refer to Note 2 of the consolidated financial statements for further information on the impact of IFRS 16 on our financial results.

1.	See definition in Glossary of Terms beginning on page 53.

14 BROOKFIELD ASSET MANAGEMENT

Other income and gains for the current quarter primarily relates to:

•
disposition gains from the sale of a global provider of facilities management services and an executive relocation services business of $552 million and $184 million in our private equity business, respectively; and

•	a gain of $127 million from the sale of a residential management services company within our real estate business.
Equity accounted income increased by $661 million to $1.0 billion primarily due to:

•	valuation gains in certain of our equity accounted properties; and

•	same-store growth in our Infrastructure segment; partially offset by

•	decreases in Norbord[1] primarily due to lower product pricing compared to the prior year quarter.
Interest expense increased by $767 million largely due to additional borrowings associated with acquisitions across our portfolio, debts assumed from acquired businesses, and additional interest expense from lease liabilities recognized on adoption of IFRS 16. We also issued additional debt in certain listed partnerships, increasing total interest expense.
We recorded fair value losses of $1.4 billion, compared to gains of $833 million in the second quarter of 2018, primarily as a result of:

•	valuation losses on investment properties in our core retail portfolio and LP investments;

•	one-time charges at our service provider to the offshore oil production industry and transaction costs; partially offset by

•	appraisal gains within our core office properties and certain directly held investments; and

•	net unrealized losses on financial contracts entered into to manage foreign currency, interest rates and pricing exposures.
Refer to page 17 for discussion on fair value changes.
Depreciation and amortization expense increased by $562 million to $1.2 billion due to businesses acquired in the last twelve months as well as the impact of revaluation gains in the fourth quarter of 2018, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined. The adoption of IFRS 16 also increased depreciation charges during the quarter.
Income tax expense is lower by $100 million to $239 million largely due to a lower level of taxable income earned in the quarter.
Six Months Ended June 30
Revenues and direct costs for the first six months of 2019 increased by $6.2 billion and $4.1 billion, respectively, compared to the same period in 2018 due primarily to the aforementioned acquisitions.
Equity accounted income in the first six months of 2019 increased by $717 million compared to the prior year period as a result of the recent acquisitions, and aforementioned gains at certain equity-accounted investment properties.
Fair value losses were $1.2 billion for the first six months of 2019, compared to $1.4 billion gain reported in the prior period. The losses from the current quarter are partially offset by valuation gains on investment properties in our core office and LP investments in the first quarter. The prior period included transaction-related gains as well as strong valuation gains within our opportunistic real estate portfolio.

1.	See definition in Glossary of Terms beginning on page 53.

Q2 2019 INTERIM REPORT 15

Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and six months ended June 30, 2019:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED JUN. 30, 2019 (MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$718	$314	$(125)	$(76)	$1,542	$476	$(227)	$(216)
Renewable power	115	13	—	—	210	72	—	—
Infrastructure	622	20	—	—	1,221	17	—	5
Private equity and other	2,620	(438)	(1,314)	(29)	4,059	(410)	(1,314)	(34)
	4,075	(91)	(1,439)	(105)	7,032	155	(1,541)	(245)
Acquisitions
Real Estate
Recent acquisitions contributed an incremental $718 million of revenues and $314 million of net income, respectively, in the second quarter of 2019. The most significant contributor was our core retail portfolio which added $363 million of revenues and $13 million of net losses as we have been consolidating our results in BPR1 since the third quarter of 2018. Previously, we reported our 34% proportionate share of the core retail business’s results as equity accounted income.
The other recent acquisition with a significant impact on current period revenues and net income is the diversified U.S. REIT that we acquired in the fourth quarter of 2018, which added incremental revenues and net income of $264 million and $247 million in the current quarter, respectively. A number of other acquisitions in our LP investments’ portfolio during the last twelve months also contributed to our results.
Renewable Power
Within our Renewable Power segment, the acquisition of a portfolio of European wind and solar assets through TERP in June of 2018 contributed a full quarter of revenues and net income of $115 million and $13 million, respectively.
Infrastructure
Within our infrastructure operations, revenues and net income increased by $622 million and $20 million, respectively, primarily due to the impact of a number of acquisitions in our utilities, energy and data infrastructure businesses. The acquisitions that contributed the most revenues and net income in the current quarter include a Colombian natural gas distribution business, a North American provider of residential energy infrastructure services, a Canadian natural gas midstream business, a natural gas pipeline located in India and a portfolio of data centers in North America.
Private Equity
In the current quarter, our private equity business acquired the global automotive battery business and the Australian private healthcare provider, which contributed $1.4 billion of revenue collectively. Our results this quarter also continued to benefit from the acquisition of a service provider to the power generation industry and the consolidation of our service provider to the offshore oil production industry, which was previously an equity accounted investment, contributing revenues of $800 million and $305 million, respectively.
Revenues and net income for the six months ended June 30, 2019, increased by $7.0 billion and $155 million, respectively due to the aforementioned acquisitions.
Further details relating to the significant acquisitions described above that were completed during the six months ended June 30, 2019 are provided in Note 4 of this interim report.

1.	See definition in Glossary of Terms beginning on page 53.

16 BROOKFIELD ASSET MANAGEMENT

Dispositions
Recent asset sales resulted in the absence of revenues and net income of $1.4 billion and $105 million, respectively. The assets sold that most significantly impacted our results were the sales of an executive relocation services business and a global provider of facilities management services in our Private Equity segment.
Impacts of the dispositions to revenue and net income on a six-month basis in 2019 were $1.5 billion and $245 million, respectively.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	Change	2019	2018	Change
Investment properties	$(624)	$394	$(1,018)	$(99)	$864	$(963)
Transaction related gains, net of deal costs	(174)	443	(617)	(246)	977	(1,223)
Financial contracts	(180)	176	(356)	(225)	(17)	(208)
Impairment and provisions	(333)	(14)	(319)	(364)	(51)	(313)
Other fair value changes	(87)	(166)	79	(295)	(368)	73
Total fair value changes	$(1,398)	$833	$(2,231)	$(1,229)	$1,405	$(2,634)
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	Change	2019	2018	Change
Core office	$223	$14	$209	$506	$68	$438
Core retail	(815)	—	(815)	(821)	—	(821)
LP investments and other	(32)	380	(412)	216	796	(580)
	$(624)	$394	$(1,018)	$(99)	$864	$(963)
We discuss the key valuation inputs of our investment properties on page 51.
Core Office
Valuation gains in the current quarter totaled $223 million. The gains relate primarily to:

•	higher market rents assumption on several UK development properties as they near completion; and

•	compression of capitalization rates in our Australian properties as well as gains in assets held for sale which have been marked to sales price;
Valuation gains of $14 million in the prior year quarter were primarily attributable to higher valuations on certain properties in the U.K. and Australia, where we benefited from changes in assumption as the properties neared construction completion, offset by changes in valuation metrics which led to lower valuations for various U.S. office properties.
The six-month appraisal gains also include increases within our core real estate portfolio to reflect market conditions.
Core Retail
Valuation losses totaled $815 million reflecting updated cash flow assumptions and valuation metrics, agreed upon by an independent third party.
There were no fair value changes in the prior year quarter as our core retail portfolio was an equity accounted investment prior to its privatization in the third quarter of the prior year.

Q2 2019 INTERIM REPORT 17

LP Investments and Other
Valuation losses of $32 million relate primarily to losses in our retail portfolio as a result of updated cash flow assumptions, partially offset by capitalization rate compression, leading to fair value gains in our student housing portfolio.
In the prior year quarter, valuation gains of $380 million were primarily related to gains recognized across our U.S. industrial properties, particularly in the southern California and U.S. northeast markets, as well as increased valuations for office portfolio in India, reflecting the impact of regulatory changes that allow for an increase in leasable area.
The six-month losses are mainly due to the retail losses mentioned above, partially offset by fair value gains in our student housing portfolio as a result of compression of capitalization rates.
Transaction Related Gains, Net of Deal Costs
The $174 million expenses in the current quarter relate primarily to deal costs in our Private Equity and Real Estate segments.
The prior year gains are primarily the extinguishment of outstanding debt relating to a hospitality asset and the acquisition of a mixed-use entertainment complex.
The year-to-date losses are mostly attributable to deal costs associated with transactions in our Real Estate and Private Equity segments.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Unrealized losses of $180 million in the quarter relate primarily to foreign exchange losses on some of our cross-currency swaps and losses on forward swaps due to decreases in interest rates.
The prior period gains relate primarily to the mark-to-market movements on our interest rate swaps, cross-currency swaps and commodity derivatives, as well as fair value changes on currency hedges which do not quality for hedge accounting.
Impairment and Provisions
Impairment expense for the three months ended June 30, 2019 of $333 million is primarily comprised of goodwill impairments and write-downs on vessels related to our investment in our service provider to the offshore oil production industry.

18 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax expense of $239 million in the second quarter of 2019, compared to $339 million in the prior year quarter, including current taxes of $232 million (2018 – $136 million) and a deferred tax expense of $7 million (2018 – $203 million).
The decrease in income tax expense relates primarily to a lower level of taxable income earned in the quarter. The increase in the effective income tax rate is primarily attributable to higher deferred tax assets recognized within our Real Estate and Private Equity segments in the prior year quarter.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2019	2018	Change	2019	2018	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(8)	—	(8)	(6)	(4)	(2)
Change in tax rates and new legislation	(3)	—	(3)	(1)	(5)	4
Taxable income attributed to non-controlling interests	(12)	(6)	(6)	(5)	(5)	—
International operations subject to different tax rates	2	1	1	—	1	(1)
Derecognition / (recognition) of deferred tax assets	4	(7)	11	(1)	(2)	1
Non-recognition of the benefit of current year’s tax losses	10	—	10	5	2	3
Other	6	3	3	2	(1)	3
Effective income tax rate	25%	17%	8%	20%	12%	8%
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of the associated tax provision. This gave rise to a 12% and 6% reduction in the effective tax rate relative to the statutory tax rate in 2019 and 2018, respectively.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 2% increase in our effective tax rate in the current quarter, compared to a 1% increase in the prior year quarter. The difference will vary from period to period depending on the relative proportion of income in each country.

Q2 2019 INTERIM REPORT 19

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at June 30, 2019 and December 31, 2018:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	Change
Assets
Investment properties	$84,895	$84,309	$586
Property, plant and equipment	79,127	67,294	11,833
Equity accounted investments	35,418	33,647	1,771
Cash and cash equivalents	7,447	8,390	(943)
Accounts receivable and other	17,693	16,931	762
Intangible assets	25,496	18,762	6,734
Goodwill	11,816	8,815	3,001
Other assets	24,444	18,133	6,311
Total assets	$286,336	$256,281	$30,055
Liabilities
Corporate borrowings	$7,060	$6,409	$651
Non-recourse borrowings of managed entities	123,371	111,809	11,562
Other non-current financial liabilities	19,573	13,528	6,045
Other liabilities	33,203	27,385	5,818
Equity
Preferred equity	4,146	4,168	(22)
Non-controlling interests	72,324	67,335	4,989
Common equity	26,659	25,647	1,012
Total equity	103,129	97,150	5,979
	$286,336	$256,281	$30,055
June 30, 2019 vs. December 31, 2018
Consolidated assets increased by $30.1 billion since December 31, 2018 to $286.3 billion as at June 30, 2019. The increase is largely attributable to the acquisitions of the global automotive battery business and the Australian private healthcare provider in our Private Equity segment during the current quarter and an Indian natural gas pipeline business in our Infrastructure segment in the first quarter of the year. In addition, the adoption of IFRS 16 increased our property, plant and equipment and investment properties through the recognition of right-of-use (“ROU”) assets. These increases were partially offset by assets sold during the quarter.
Investment properties consist primarily of the company’s real estate assets. The balance as at June 30, 2019 increased by $586 million, primarily due to:

•
additions of $3.1 billion as we purchased investment properties during the first half of 2019 and enhanced or expanded numerous properties through capital expenditures, including the acquisition of $211 million of investment properties through a business combination completed in our Infrastructure segment;

•	the recognition of $928 million of ROU investment properties, primarily land leases on which some of our investment properties are built, on the adoption of IFRS 16;

•	$64 million impact of foreign exchange rates; partially offset by

•	net valuation losses of $99 million, largely within our core retail and LP investments portfolios, partially offset by gains in our core office portfolio; and

•	sales or reclassifications of $3.7 billion, including the reclassification of multiple investment properties held within our diversified U.S. REIT to assets held for sale since year end.
We provide a continuity of investment properties in Note 8 of the consolidated financial statements.

20 BROOKFIELD ASSET MANAGEMENT

Property, plant and equipment increased by $11.8 billion primarily as a result of:

•	recognition of property, plant and equipment ROU assets which increased our balance by $3.4 billion upon adopting IFRS 16;

•
acquisitions of $8.6 billion, most notably the global automotive battery business and the Australian private healthcare provider in our Private Equity segment and a natural gas pipeline in India within our Infrastructure segment;

•	additions of $1.5 billion primarily related to growth capital expenditures across our operating segments; and

•	the impact of foreign currency translation of $413 million; partially offset by

•	depreciation of $1.8 billion in the period.
We provide a continuity of property, plant and equipment in Note 9 of the consolidated financial statements.
Equity accounted investments increased from $33.6 billion as at December 31, 2018 to $35.4 billion in the current quarter. This is mainly due to the acquisitions of a Brazilian data center operation in our Infrastructure segment and investment within the global automotive battery business in our Private Equity segment during the current quarter. We also benefited from appraisal gains in our core retail’s equity accounted investment, as well as our proportionate share of the comprehensive income reported by our investees.
Cash and cash equivalents decreased by $943 million as at June 30, 2019 compared to the prior year end primarily due to timing of cash flows. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Increases of $6.7 billion and $3.0 billion in our intangible assets and goodwill balances, respectively, are related primarily to the acquisitions completed in our Private Equity and Infrastructure segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $6.3 billion is primarily a result of:

•	a $2.8 billion increase in inventory primarily due to acquisitions completed in our Private Equity segment;

•
an increase in assets held for sale of $1.8 billion, primarily attributable to the reclassification of investment properties within our diversified U.S. REIT since year end, as well as plants within the precast operations in our infrastructure support products manufacturing operation, partially offset by assets sold during the period, including an equity accounted investment within the LP investments portfolio of our Real Estate segment; and

•	a $1.3 billion increase in other financial assets due primarily to the overall appreciation of financial asset portfolios as the stock market recovered since year end.
Corporate borrowings increased by $651 million due to a $1.0 billion 10-year note issuance during the prior quarter, as well as the impact of strengthened foreign exchange rates. This was partially offset by a repayment of a $450 million (C$600 million) note in the current quarter.
Non-recourse borrowings increased by $11.6 billion as a result of:

•	borrowing raised and acquired for the acquisitions of the global automotive battery business and the Australia private healthcare provider in our Private Equity segment; partially offset by

•	the partial repayment of credit facilities within our Real Estate segment.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. Non-current accounts payable and other increased primarily due to the recognition of non-current lease liabilities on adoption of IFRS 16. Please see Note 6 of the consolidated financial statements for a further breakdown.
The increase of other liabilities of $5.8 billion is primarily attributable to liabilities assumed on acquisitions completed during the year, current lease liabilities recognized on adoption of IFRS 16, an increase in deferred income tax liabilities, primarily on the acquisition of the global automotive battery business, and liabilities associated with assets held for sale. Please see Note 7 of the consolidated financial statements for further information.
Refer to Part 4 – Capitalization and Liquidity for more information.

Q2 2019 INTERIM REPORT 21

Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)	2019
Common equity, beginning of period	$25,647
Changes in period
Net income to shareholders	1,014
Common dividends	(306)
Preferred dividends	(75)
Foreign currency translation	13
Other comprehensive income	47
Share repurchases, net of issuances and vesting	(78)
Ownership changes and other	397
1,012
Common equity, end of period	$26,659
Common equity increased by $1.0 billion to $26.7 billion during the six-month period ended June 30, 2019. The change includes:

•	net income attributable to shareholders of $1.0 billion;

•	distributions of $381 million to shareholders as common and preferred share dividends;

•	foreign currency translation gains of $13 million;

•
other comprehensive income of $47 million relates primarily to gains on certain financial instruments held in our Corporate and Infrastructure segments. These gains were partially offset by losses on our cash flow hedges.

•
share repurchases, net of issuances and vesting, of $78 million, which included $103 million paid to repurchase 2.1 million Class A common shares (“Class A shares”) to fund long-term compensation plans; and

•	ownership changes and other primarily relate to:

◦	dilution gain from BBU’s equity issuance, which new equity units were issued at a premium to our book value of BBU’s equity;

◦	a gain recorded directly in equity for the partial sale of our interest in a Chilean toll road operation which we are continuing to consolidate; in addition to

◦
dilution gain from BPY’s repurchase of shares held by third parties other than the Corporation on the open market; this triggered a gain which accrued to Brookfield as the shares were purchased at a discount to book value.

22 BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Brookfield Property Partners L.P.	$28,610	$31,580
Brookfield Renewable Partners L.P.	12,650	12,457
Brookfield Infrastructure Partners L.P.	14,321	12,752
Brookfield Business Partners L.P.	6,848	4,477
Other participating interests	9,895	6,069
	$72,324	$67,335
Non-controlling interests increased by $5.0 billion during the six month period to $72.3 billion, primarily due to:

•
comprehensive income attributable to non-controlling interests which totaled $1.2 billion; this is inclusive of foreign currency translation gains as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments strengthened relative to the U.S. dollar;

•	ownership changes attributable to non-controlling interests of $1.5 billion; and

•	net equity issuances to non-controlling interests totaling $6.7 billion; partially offset by

•	$4.4 billion of distributions to non-controlling interests.
The increase in other participating interests relates primarily to our direct investment in the third flagship real estate fund, resulting in Brookfield consolidating the fund and investments that are controlled by the fund. The fund was previously consolidated by BPY.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

				Average Rate
AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE PERIODS ENDED JUN. 30	Period-End Spot Rate			Three Months Ended			Six Months Ended
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Australian dollar	0.7020	0.7050	—%	0.7002	0.7566	(7)%	0.7064	0.7712	(8)%
Brazilian real[1]	3.8329	3.8745	1%	3.9216	3.6062	(8)%	3.8447	3.4270	(11)%
British pound	1.2695	1.2760	(1)%	1.2853	1.3600	(5)%	1.2939	1.3760	(6)%
Canadian dollar	0.7635	0.7331	4%	0.7476	0.7749	(4)%	0.7498	0.7828	(4)%

1.	Based on U.S. dollar to Brazilian real.
As at June 30, 2019, our IFRS net equity of $26.7 billion was invested in the following currencies: United States dollars – 55% (December 31, 2018 – 56%); Brazilian reals – 14% (December 31, 2018 – 13%); British pounds – 11% (December 31, 2018 – 12%); Canadian dollars – 10% (December 31, 2018 – 7%); Australian dollars – 5% (December 31, 2018 – 6%); and other currencies – 5% (December 31, 2018 – 6%). Currency exchange rates relative to the U.S. dollar at the end of the second quarter were slightly lower than December 31, 2018 for all of our significant non-U.S. dollar investments with the exception of the Brazilian real and Canadian dollar.

Q2 2019 INTERIM REPORT 23

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2019	2018	2019	2018
Australian dollar	$(61)	$(216)	$(35)	$(335)
Brazilian real	207	(2,057)	141	(2,127)
British pound	(241)	(544)	(46)	(211)
Canadian dollar	149	(51)	295	(264)
Other	66	(541)	221	(78)
Total cumulative translation adjustments	120	(3,409)	576	(3,015)
Currency hedges[1]	(81)	722	(262)	632
Total cumulative translation adjustments net of currency hedges	$39	$(2,687)	$314	$(2,383)
Attributable to:
Shareholders	$(54)	$(778)	$13	$(739)
Non-controlling interests	93	(1,909)	301	(1,644)
	$39	$(2,687)	$314	$(2,383)

1.	Net of deferred income tax expense of $6 million for the three months ended June 30, 2019 and a deferred income tax recovery of $3 million for the six months ended June 30, 2019.
Higher period end rates for our non-U.S. dollar investments, particularly the Brazilian real and Canadian dollar, increased our equity net of currency hedges for the three and six months ended June 30, 2019 by $39 million and $314 million, respectively. During the three and six months ended, losses on our hedges mostly relate to those against the Canadian dollar, for which financial contracts and foreign currency debt are used to reduce exposures, partially offset the foreign currency translation gains.

24 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials segment. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2019		2018				2017
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues[1]	$16,924	$15,208	$16,006	$14,858	$13,276	$12,631	$13,065	$12,276
Net income	704	1,256	3,028	941	1,664	1,855	2,083	992
Net income to shareholders	399	615	1,884	163	680	857	1,046	228
Per share
– diluted	$0.36	$0.58	$1.87	$0.11	$0.62	$0.84	$1.02	$0.20
– basic	0.37	0.59	1.91	0.11	0.64	0.85	1.05	0.20

1.	2017 revenues have not been restated as we adopted IFRS 15 using the modified retrospective method as at January 1, 2018.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2019		2018				2017
FOR THE PERIODS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$(1,398)	$169	$257	$132	$833	$572	$280	$132
Income taxes	(239)	(236)	884	(144)	(339)	(153)	(110)	(259)
Net impact	$(1,637)	$(67)	$1,141	$(12)	$494	$419	$170	$(127)

Q2 2019 INTERIM REPORT 25

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
In the second quarter of 2019, revenues increased due to recent acquisitions across a number of segments, in particular industrials and infrastructure services in the Private Equity segment. The increase in revenue was offset by higher direct operating costs, interest expense from incremental borrowing, as well as valuation losses on some of our core retail properties and our service provider to the offshore oil production industry in the Private Equity segment.

•
In the first quarter of 2019, revenues decreased slightly from the prior quarter primarily due to seasonality at our residential homebuilding business and certain of our private equity operations as well as a decrease in sales volumes at our road fuel distribution business. In addition, the absence of a deferred tax recovery in our Corporate segment, as well as higher depreciation and amortization expenses due to the impact of revaluation gains reported in the fourth quarter contributed to the decrease in net income.

•
The increase in revenues in the fourth quarter of 2018 is due primarily to recent acquisitions, including a full quarter of revenues from GGP following the privatization, as well as the impact of same-store growth across the business. Consolidated net income is higher than prior period due to gains on sales of businesses, fair value valuation gains on investment properties and a deferred tax recovery in our Corporate segment. These increases were partially offset by higher interest expense from new borrowings to fund acquisitions and debts assumed from acquired businesses.

•
Revenues increased in the third quarter of 2018 primarily due to recent acquisitions across all segments, including the privatization of GGP, and same-store growth, in particular improved pricing at our graphite electrode manufacturing business. Higher interest and depreciation expenses associated with recent acquisitions, and the recognition of a deferred tax expense associated with the GGP privatization, more than offset the increase in revenues.

•
The increase in revenues in the second quarter of 2018 is primarily attributable to acquisitions, additional home closings in our North American residential business and improved pricing at our graphite electrodes manufacturing business. Increases in direct costs offset these changes in revenue. While net income also benefited from strong performance at Norbord and valuation and transaction-related gains in our Real Estate segment, results were more than offset by higher income tax expenses and the absence of a one-time gain recognized on the sale of a business in the first quarter.

•
In the first quarter of 2018, revenues decreased due to the seasonality of our residential homebuilding and construction services businesses, partially offset by a full quarter of revenues contributed by recent acquisitions in our Renewable Power segment. Net income benefited from investment property valuation gains and other fair value gains recognized.

•
The increase in revenues in the fourth quarter of 2017 is attributable to same-store growth in existing operations across our business and acquisitions throughout the year. Net income benefited from gains from the sale of the European logistics company and from a change in basis of accounting for Norbord.

•
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017. Acquisitions made in the third quarter of 2017 also added to the increase, namely the acquisition of a fuel marketing business in our Private Equity segment. Results were partially offset by higher income tax expenses in the quarter.

26 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2019, 2018, and 2017 are summarized in the following table:

	Distribution per Security
	2019	2018	2017
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.32	$0.30	$0.28
Special distribution to Class A and B shares[2]	—	—	0.11
Class A Preferred Shares
Series 2	0.26	0.23	0.18
Series 4 + Series 7	0.26	0.23	0.18
Series 8	0.37	0.33	0.25
Series 9	0.26	0.27	0.26
Series 13	0.26	0.23	0.18
Series 15	0.25	0.19	0.12
Series 17	0.44	0.46	0.45
Series 18	0.44	0.46	0.45
Series 24	0.28	0.29	0.28
Series 25[2]	0.37	0.32	0.26
Series 26[3]	0.32	0.34	0.37
Series 28[4]	0.26	0.27	0.43
Series 30[5]	0.44	0.46	0.45
Series 32[6]	0.47	0.44	0.42
Series 34[2]	0.40	0.41	0.39
Series 36	0.45	0.47	0.45
Series 37	0.46	0.48	0.46
Series 38	0.41	0.43	0.41
Series 40	0.42	0.44	0.42
Series 42	0.42	0.44	0.42
Series 44	0.47	0.49	0.47
Series 46[7]	0.45	0.47	0.55
Series 48[8]	0.45	0.46	—

1.	Class B Limited Voting Shares (“Class B shares”).

2.	Dividend rate reset commenced April 1, 2019.

3.	Dividend rate reset commenced March 31, 2017.

4.	Dividend rate reset commenced June 30, 2017.

5.	Dividend rate reset commenced December 31, 2017.

6.	Dividend rate reset commenced September 30, 2018.

7.	Issued November 18, 2016.

8.	Issued September 13, 2017.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q2 2019 INTERIM REPORT 27

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 53.

28 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues[1]			FFO[2]			Common Equity
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Asset Management	$610	$380	$230	$400	$241	$159	$328	$328	$—
Real Estate	2,569	1,803	766	316	206	110	17,453	17,423	30
Renewable Power	1,032	901	131	69	66	3	5,072	5,302	(230)
Infrastructure	1,806	1,144	662	62	86	(24)	2,678	2,887	(209)
Private Equity	10,845	8,804	2,041	326	282	44	4,743	4,279	464
Residential Development	594	686	(92)	18	14	4	2,695	2,606	89
Corporate Activities	122	47	75	(83)	(105)	22	(6,310)	(7,178)	868
Total segments	$17,578	$13,765	$3,813	$1,108	$790	$318	$26,659	$25,647	$1,012
Total revenues and FFO were $17.6 billion and $1.1 billion in the current quarter compared to $13.8 billion and $790 million in the prior year quarter, respectively. FFO includes realized disposition gains of $303 million in 2019, compared to $132 million in the prior year quarter. Excluding disposition gains, FFO increased by $147 million from the prior year quarter.
The increases in revenues and FFO are primarily as a result of:

•	contributions from recent acquisitions;

•	higher realized carried interest of $137 million, net of direct costs, recognized in the quarter, compared to $2 million in the prior year quarter; and

•
same-store growth, including improved volume and pricing in our Renewable Power segment’s hydrology business, higher volumes in our Infrastructure segment’s utilities operations and improved margins in our construction business within our Private Equity segment; partially offset by

•	our reduced ownership interest in BPY following the privatization of GGP in the third quarter of 2018; and

•	lower FFO in our Norbord investment and higher losses on our energy contracts both largely due to lower realized pricing.
In the quarter, we sold the executive relocation services business and the global provider of facilities management services in our Private Equity segment, resulting in gains of $142 million and $66 million, respectively. We also sold the residential management services company for a gain of $101 million in our Real Estate segment.
Common equity increased by $1.0 billion since year end to $26.7 billion due primarily to contributions from earnings across our businesses, a higher ownership in BPY following share buybacks in the period and gains recognized in equity from the sale of partial interests in consolidated businesses.
Further details on segment revenues, FFO and common equity are discussed in the following sections.

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.

2.	Total FFO is a non-IFRS measure – see definition in Glossary of Terms beginning on page 53.

Q2 2019 INTERIM REPORT 29

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total 2019	Total 2018
Real estate	$33,602	$23,157	$—	$56,759	$53,653
Renewable power	11,995	16,856	—	28,851	21,419
Infrastructure	24,484	20,227	—	44,711	33,712
Private equity	13,585	4,556	—	18,141	15,367
Diversified	—	—	15,593	15,593	13,377
June 30, 2019	$83,666	$64,796	$15,593	$164,055	n/a
December 31, 2018	$69,812	$54,339	$13,377	n/a	$137,528
Fee bearing capital increased by $14.5 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total
Balance, March 31, 2019	$70,794	$63,546	$15,242	$149,582
Inflows	14,667	1,078	1,237	16,982
Outflows	—	—	(1,018)	(1,018)
Distributions	(669)	(1,010)	—	(1,679)
Market valuation	42	1,790	141	1,973
Other	(1,168)	(608)	(9)	(1,785)
Change	12,872	1,250	351	14,473
Balance, June 30, 2019	$83,666	$64,796	$15,593	$164,055
Private fund capital increased by $12.9 billion, primarily due to:

•
$14.7 billion of inflows, including $10.2 billion of commitments to our fourth flagship infrastructure fund, $0.5 billion for our fifth flagship private equity fund, $1.0 billion for our special opportunities fund, $0.7 billion for our long-life infrastructure fund and $1.2 billion of co-investments; partially offset by

•	$1.2 billion of capital related to multifamily funds that are no longer fee bearing; and

•	distributions totaling $0.7 billion for the quarter.
Listed partnership capital increased by $1.3 billion, due to:

•	$1.8 billion increase in the market valuation of our listed partnerships as a result of increased unit prices;

•	$1.1 billion of inflows, including $795 million of equity issued at BBU and a bond issuance at BPY; partially offset by

•	$1.0 billion of distributions, including quarterly distributions paid to unitholders and unit repurchases.
Public securities capital increased by $0.4 billion, due to:

•	$141 million increase in the net asset value of investments across our mutual funds and separately managed accounts; and

•	$219 million of net inflows within our natural resources and real estate public funds.

30 BROOKFIELD ASSET MANAGEMENT

Carry Eligible Capital
Carry eligible capital1 increased $12.6 billion during the quarter to $71.8 billion as at June 30, 2019 (March 31, 2019 – $59.2 billion). This increase is a result of fundraising in our flagship infrastructure and private equity funds during the quarter.
As at June 30, 2019, $38.0 billion of carry eligible capital has already been deployed (March 31, 2019 – $36.5 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently an additional $33.8 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (March 31, 2019 – $22.6 billion).
Operating Results
Asset management FFO includes fee related earnings and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings and realized carried interest, net, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net1, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO
	Ref.	2019	2018	2019	2018
Fee related earnings	i	$420	$377	$263	$239
Realized carried interest	ii	190	3	137	2
Asset management FFO		$610	$380	$400	$241

Unrealized carried interest
Generated				$20	$219
Foreign exchange				8	(105)
				28	114
Less: direct costs				(8)	(19)
Unrealized carried interest, net	iii			$20	$95
i.    Fee Related Earnings

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2019	2018
Fee revenues
Base management fees	$351	$284
Incentive distributions	64	50
Performance fees	—	41
Transaction and advisory fees	5	2
	420	377
Less: direct costs and other	(157)	(138)
Fee related earnings	$263	$239
Fee related earnings increased by $24 million due to higher base management fees as a result of commitments to new private funds and higher listed partnership market capitalization, as well as higher incentive distributions. The increases were partially offset by the absence of $41 million performance fees earned from BBU in the prior year quarter. Excluding performance fees, fee related earnings increased by $65 million.

1.	See definition in Glossary of Terms beginning on page 53.

Q2 2019 INTERIM REPORT 31

•
Base management fees earned from our private funds, listed partnerships and public securities businesses increased by $67 million to $351 million, a 24% increase from 2018. The increase is predominantly due to:

◦	$52 million increase in private fund fees due to private fund capital raised, predominantly in our fourth flagship infrastructure fund and fifth flagship private equity fund; and

◦	$16 million increase in listed partnership fees from higher capitalization across the listed partnerships as a result of unit price appreciation and capital markets activity.

•
Incentive distributions from BIP, BEP and BPY increased by $14 million to $64 million, a 28% increase from 2018. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 7%, 5% and 5%, respectively, as well as the impact of equity issued by BPY and BBP.

•
Performance fees in the prior year quarter were earned from BBU and are calculated on an escalating threshold as 20% of the quarterly average unit price over the previous threshold. The current threshold is $41.96 (June 30, 2018 – $38.31).

•
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $19 million year over year as we continue to build out our organization to support the aforementioned growth in fee bearing capital.

The margin on our fee related earnings was 63% in the current quarter, compared with 59% in the prior year quarter, excluding performance fees.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g. subject to “clawback”). During the quarter, we realized $137 million of carried interest, net of direct costs (2018 – $2 million), primarily from the sale of our facilities management services business within our fourth flagship private equity fund, as well as additional realizations within our first flagship real estate and multifamily funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2019			2018
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$2,699	$(810)	$1,889	$2,416	$(760)	$1,656
In-period change
Unrealized in period	20	(6)	14	219	(48)	171
Foreign currency revaluation	8	(2)	6	(105)	29	(76)
	28	(8)	20	114	(19)	95
Less: realized	(190)	53	(137)	(3)	1	(2)
	(162)	45	(117)	111	(18)	93
Accumulated unrealized, end of period	$2,537	$(765)	$1,772	$2,527	$(778)	$1,749
Unrealized carried interest generated within our flagship infrastructure and private equity funds were offset by revised valuation assumptions within our second real estate flagship fund, which is in its third year of its fund life and currently in the catch-up stage of carried interest generation.
Accumulated unrealized carried interest totaled $2.5 billion at June 30, 2019. We estimate that approximately $765 million of associated costs will arise on the realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes. We expect to recognize $1.1 billion of this carry, before costs, within the next three years. Realization of this carried interest is dependent on future investment performance.

32 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Property Partners
Equity units[1]	i	$2,024	$1,629	$176	$170	$15,291	$15,160
Preferred shares		2	19	2	19	16	435
		2,026	1,648	178	189	15,307	15,595
Other real estate investments	ii	543	155	18	11	2,146	1,828
Realized disposition gains	iii	—	—	120	6	—	—
		$2,569	$1,803	$316	$206	$17,453	$17,423

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 81.7 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPR Class A shares, together representing an effective economic interest[2] of 55% of BPY.

2.	See “Economic ownership interest” in the Glossary of Terms beginning on page 53.
Revenues from our real estate operations increased by $766 million, primarily from the privatization of GGP (now known as BPR), a previously equity accounted investment, in the third quarter of 2018 and the acquisition of a diversified U.S. REIT held in our other real estate investments. FFO prior to realized disposition gains decreased by $4 million, as FFO from the listed partnership was offset by lower dividends from the preferred shares following their redemption as well as our reduced ownership interest in BPY following the GGP privatization.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2019	2018
Core office	$187	$149
Core retail	170	119
LP investments[1]	79	83
Corporate[1]	(101)	(105)
Attributable to unitholders	335	246
Non-controlling interests	(151)	(76)
Segment reallocation and other[2]	(8)	—
Brookfield’s interest	$176	$170

1.	BPY realigned its segments during the prior year. Comparative figures have been restated to conform with the new segment presentation.

2.	Reflects fee related earnings and net carried interest reclassified to Asset Management segment and asset management expenses not included in operating FFO.
BPY’s FFO for the second quarter of 2019 was $335 million, of which our share was $176 million, compared to $170 million in the prior year quarter.
Core Office
FFO increased by $38 million to $187 million primarily due to the same-property leasing growth and a one-time fee earned at Five Manhattan West. This increase was partially offset by asset sales in North America and Australia, as well as the negative impact of foreign currency translation.

Q2 2019 INTERIM REPORT 33

Core Retail
FFO increased by $51 million from the prior year quarter to $170 million as a result of:

•	the incremental contributions from BPR on a consolidated basis; partially offset by

•	higher interest expenses associated with new senior notes issued during the quarter.
LP Investments
BPY’s share of the FFO from its LP investments decreased by $4 million from the prior year quarter due to:

•	the absence of FFO from assets sold, most notably a portfolio of self-storage properties, a U.S. logistics portfolio and several multifamily assets; and

•	the impact of lower foreign exchange rates.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $101 million decreased from the prior year quarter due to lower interest cost partially offset by an increase to management fees.

ii.	Other Real Estate Investments
Other real estate investments consist of a direct investment in our third flagship real estate fund (“BSREP III”), a portfolio of operating and development assets in New York acquired in the third quarter of 2018 and a portfolio of residential and multifamily properties.
FFO was $18 million in the current quarter, $7 million higher than the prior year quarter due to contributions from our direct interest in a portfolio of operating and development assets in New York and from our direct investment in BSREP III, neither of which were owned during the prior year quarter.

iii.	Realized Disposition Gains
Realized disposition gains of $120 million relate to sales of properties across our portfolios. Most significantly, we sold:

•	a directly held residential management services company, contributing a net gain of $101 million; and

•	a number of multifamily and other opportunistic properties.
Disposition gains of $6 million in the prior year quarter relate primarily to the sale of properties in our LP investments portfolio.
Common Equity
Common equity in our Real Estate segment increased to $17.5 billion as at June 30, 2019 from $17.4 billion as at December 31, 2018. The increase was primarily from a higher ownership of BPY and a gain reported in equity as BPY repurchased shares at a discount to book value during the first quarter. Also impacting common equity were positive contributions from FFO and valuation gains on our equity accounted investment properties, which were partially offset by valuation losses on consolidated investment properties, depreciation and distributions paid during the period.

34 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Renewable Partners[1]	i	$1,086	$934	$132	$98	$4,600	$4,749
Energy contracts[2]	ii	(54)	(33)	(67)	(32)	472	553
Realized disposition gains		—	—	4	—	—	—
		$1,032	$901	$69	$66	$5,072	$5,302

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP. Segment revenues at BEP include $269 million (2018 – $188 million) revenue from TERP.

2.	Known as Brookfield Energy Marketing prior to the internalization of the function by BEP effective October 31, 2018. Refer to Reference ii below for more information.
Compared to the prior year quarter, revenues generated by our renewable power operations increased by $131 million while FFO excluding disposition gains was largely unchanged. Revenues and FFO were both positively impacted by contributions from recent acquisitions and recently commissioned facilities, favorable price increases and improved hydrology condition, partially offset by lower realized prices on generation sold within our directly held energy contracts and impact of foreign exchange.
Disposition gains for the quarter relate to the sale of interests in certain non-core wind assets.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	2019	2018	2019	2018	2019	2018
Hydroelectric	6,061	5,187	5,450	5,644	$226	$181
Wind	1,164	966	1,364	1,112	39	34
Solar	287	175	295	179	27	16
Storage and other	90	127	—	—	7	7
Corporate	—	—	—	—	(69)	(66)
Attributable to unitholders	7,602	6,455	7,109	6,935	230	172
Non-controlling interests and other[2]					(98)	(74)
Brookfield’s interest					$132	$98

1.	Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 53.

2.	Includes incentive distributions paid to Brookfield of $12 million (2018 – $10 million) as the general partner of BEP.
BEP’s FFO for the second quarter of 2019 was $230 million, of which our share was $132 million, compared to $98 million in the prior year quarter. Generation for the quarter totaled 7,602 GWh, 7% above the long-term average (“LTA”). This represents an 18% increase compared to the prior year quarter, or a 14% increase on a same-store basis excluding the impact of acquisitions.
Hydroelectric
The primary contributors to the $45 million increase in FFO were:

•
$45 million increase in North American FFO as generation was 21% higher than the prior year quarter (15% above LTA) due to strong hydrology conditions. This increase was partially offset by the partial sale of certain of our Canadian hydro assets in the fourth quarter of 2018 and the first quarter of 2019; and

Q2 2019 INTERIM REPORT 35

•	an increase of $4 million in our Colombian business due to inflation indexation in our power purchase agreements, higher realized market prices and cost reduction initiatives; partially offset by

•
a $4 million decrease in our Brazilian operations as the impact of unfavorable foreign exchange and lower average realized pricing more than offset contributions from an 18% increase in generation due to strong hydrology and the positive impact of re-contracting initiatives.

Wind
Wind operations’ FFO increased by $5 million to $39 million due to:

•
a full quarter of contributions from our increased ownership in TERP and a portfolio of European wind assets acquired in June of 2018 as well as recently commissioned development projects; partially offset by

•	the impact of unfavorable foreign exchange.
Solar
FFO from our solar operations increased by $11 million over the prior year quarter due to a full quarter of contributions from our acquisition of a portfolio of European solar assets in early June of 2018 as well as our increased ownership in TERP.
Corporate
The corporate FFO deficit increased by $3 million due to higher management service costs resulting from growth in our business and distributions on the issuance of CAD-denominated preferred shares completed in the first quarter of 2019.

ii.	Energy Contracts
In the fourth quarter of 2018, we transferred our North American energy marketing function to BEP, along with our long-term power contract in Ontario (please refer to Part 3 and Part 5 of Management’s Discussion and Analysis in our 2018 Annual Report for more information). As a result of the transfer, the New York power contract is the only power contract that remains in place between BAM and BEP.
During the quarter, we purchased 1,329 GWh from BEP at $78 per MWh, compared to 2,040 GWh at $68 per MWh in the prior year quarter. We sold the purchased generation at an average selling price of $28 per MWh compared to $52 per MWh in the prior year. The prior year benefited from contracted sales which have now been internalized within BEP. The internalization has also reduced the level of generation we have committed to purchase from BEP.
As a result of the negative margins realized on the sale of power purchased in certain markets, we incurred an FFO deficit of $67 million in 2019 compared to a deficit of $32 million in the prior year quarter.
Common Equity
Common equity in our Renewable Power segment is $5.1 billion at June 30, 2019 compared to $5.3 billion at December 31, 2018. The contribution from FFO was more than offset by depreciation and distributions paid to investors. Property, plant and equipment in our Renewable Power segment is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year.

36 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Infrastructure Partners[1]	i	$1,735	$1,065	$88	$78	$1,913	$1,916
Sustainable resources and other	ii	71	79	4	8	765	971
Realized disposition gains		—	—	(30)	—	—	—
		$1,806	$1,144	$62	$86	$2,678	$2,887

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of approximately 30% of BIP.

Revenues generated by our Infrastructure segment increased by $662 million and FFO excluding realized disposition gains increased by $6 million compared to the prior year quarter. We benefited from incremental earnings from acquisitions completed during the past year and growth initiatives adopted across our businesses. These increases were partially offset by the unfavorable impact of foreign exchange, particularly the depreciation of the Brazilian real against the U.S. dollar.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2019	2018
Utilities	$143	$139
Transport	135	133
Energy	96	54
Data infrastructure	30	19
Corporate	(67)	(51)
Attributable to unitholders	337	294
Non-controlling interests and other[1]	(249)	(216)
Brookfield’s interest	$88	$78

1.	Includes incentive distributions paid to Brookfield of $38 million (2018 – $34 million) as the general partner of BIP.
BIP’s FFO for the second quarter of 2019 was $337 million, of which our share was $88 million compared to $78 million in the prior year quarter. Key variances are described below.
Utilities
FFO of $143 million was $4 million higher than the prior year quarter. The increase is primarily due to:

•	10% same-store growth primarily due to inflation-indexation; strong connection activity and additions to rate base at our U.K. regulated distribution business;

•	increasing borrowing costs from financing completed at our Brazilian regulated transmission business last year; and

•	the impact of foreign exchange, in particular the depreciation of the Brazilian real against the U.S. dollar.

Q2 2019 INTERIM REPORT 37

Transport
FFO in our transport segment of $135 million was largely in line with the prior year quarter though impacted by:

•
8% same-store growth on a constant currency basis primarily from higher agricultural volumes in Australia, improved iron ore prices and strong container volumes at our U.K. port operation and higher traffic and tariffs at a majority of our toll road operations; partially offset by

•	the expiry of one of our state concessions and partial sale of our interest in our Chilean toll road operation; and

•	the impact of lower foreign exchange rates.
Energy
FFO from our energy operations of $96 million was $42 million higher than the prior year quarter due to:

•	higher transportation volumes and capital commissioned from our North American natural gas transmission business; and

•	contributions from two North American energy businesses acquired in 2018 and a recently acquired natural gas pipeline in India; partially offset by

•	lower spread environment at our gas storage operations.
Data Infrastructure
FFO from our data infrastructure operations of $30 million was $11 million higher than the prior year quarter due to:

•	11% same-store growth contributions from capital expenditure projects commissioned and inflationary price increases at our French telecommunications business; and

•	contributions from recent acquisitions, including our global data center portfolio.
Corporate
The Corporate FFO deficit increased from $51 million in the prior year quarter to $67 million due to:

•	increase of $10 million in management fees due to an increase in capitalization; and

•	increase in interest expense due to higher net debt balances.

ii.	Sustainable Resources and Other
FFO decreased in the current quarter due to the harvest at our Brazilian business occurring earlier in the season as compared to the prior year, which had been delayed as a result of poor weather conditions.
Common Equity
Common equity in our Infrastructure segment was $2.7 billion as at June 30, 2019 (December 31, 2018 – $2.9 billion). Contributions from FFO were more than offset by depreciation, distributions to unitholders and capital repaid to us on certain of our other directly held investments.
This equity is primarily our investment in property, plant and equipment and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

38 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Business Partners[1]	i	$10,769	$8,792	$94	$55	$2,454	$2,017
Norbord	ii	—	—	14	97	1,230	1,287
Other investments	iii	76	12	9	4	1,059	975
Realized disposition gains	iv	—	—	209	126	—	—
		$10,845	$8,804	$326	$282	$4,743	$4,279

1.
Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 63% of BBU.

Revenues generated from our private equity operations increased by $2.0 billion primarily as a result of acquisitions completed in the last 12 months, most notably the global automotive battery business that was acquired during the current quarter, as well as the service provider to the power generation industry and the service provider to the offshore oil production industry acquired during the third quarter of 2018.
FFO, prior to disposition gains, decreased by $39 million to $117 million mainly due to lower realized product pricing at Norbord partially offset by the contributions from recent acquisitions.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2019	2018
Business services[1]	$342	$66
Infrastructure services[1]	54	26
Industrials[1]	46	99
Corporate	(7)	(14)
Attributable to unitholders	435	177
Performance fees	—	(41)
Non-controlling interests	(139)	(44)
Segment reallocation and other[2]	(202)	(37)
Brookfield’s interest	$94	$55

1.	BBU reclassified its segments during the prior year. Comparative figures have been restated to conform with the new segment presentation.

2.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

BBU generated $435 million of FFO in the second quarter of 2019, including realized gains. Excluding these gains, our share was $94 million, compared to $55 million in the prior year quarter.
Business Services
Business services’ FFO increased by $276 million to $342 million primarily due to disposition gains in the quarter. Excluding the impact of the gains net of associated taxes, FFO from business services increased from $20 million to $45 million, mainly as a result of increased margins at our construction business and increased project activity in our construction business in Australia.

Q2 2019 INTERIM REPORT 39

Infrastructure Services
Within our infrastructure services operations, we generated $54 million of FFO, compared to $26 million in the prior year quarter, primarily due to acquisitions, including contributions from the service provider to the power generation industry and our service provider to the offshore oil production industry which were acquired during the third quarter of the prior year.
Industrials
FFO from our industrials segment decreased by $53 million to $46 million due to:

•	higher interest expense due to increased borrowings related to recent acquisitions;

•	decrease in ownership of a graphite electrode manufacturing business; and

•	the absence of a gain realized on the sale of an operating division within our infrastructure support manufacturing operations in the prior year quarter.
Corporate
The Corporate FFO deficit decreased by $7 million primarily due to interest earned on deposits, partially offset by increased general and administrative expenses.
Performance Fees
BBU pays performance fees quarterly based on the volume-weighted average increase in BBU’s unit price above the previous threshold on which fees were paid. During the current quarter, BBU did not pay a performance fee, compared to $41 million in the prior year quarter, which were recorded as income in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO decreased by $83 million to $14 million primarily due to decreased OSB pricing compared to the second quarter of the prior year.

iii.	Other Investments
FFO from other investments of $9 million was higher than the prior year quarter due to higher income from the partial interest in the service provider to the offshore oil production industry that is directly owned by us.

iv.	Realized Disposition Gains
Realized disposition gains were $209 million in the quarter, compared to $126 million in the prior year quarter. During the current quarter, we sold the executive relocation services business and the global provider of facilities management services. The prior year quarter disposition gains include a partial sell down of our graphite electrode manufacturing business through an initial public offering, a business unit in our infrastructure support products manufacturing operation and a joint venture interest in a real estate brokerage services business.
Common Equity
Common equity in our Private Equity segment was $4.7 billion as at June 30, 2019 (December 31, 2018 – $4.3 billion). The increase is primarily attributable to an equity offering by BBU in the current quarter, resulting in a dilution gain for us, as well as contributions from operating performance. These increases were partially offset by distributions to unitholders and depreciation expense. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

40 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2019	2018	2019	2018	2019	2018
North America	$476	$601	$22	$52	$1,828	$1,758
Brazil and other	118	85	(4)	(38)	867	848
	$594	$686	$18	$14	$2,695	$2,606
North America
FFO from our North American operations decreased by $30 million from the prior year quarter due to the slower U.S. and Canadian housing markets in late 2018 and early 2019.
Housing operations contributed $39 million less FFO than the prior year period as:

•
U.S. housing operations margin decreased by $25 million, primarily due to fewer home closings and a 2% decrease in gross margin percentage, partially offset by an increase in average selling price and lower direct costs; and

•
Canadian housing operations margin decreased by $14 million due to fewer home closings and a 6% decrease in the housing gross margin percentage partially offset by an increase in average selling price.

In addition, FFO from our land development operations decreased by $9 million for the quarter, driven by a decrease in gross margin due to the mix of land sold. These decreases were partially offset by an incremental contribution $18 million from our joint ventures as well as lower direct costs and cash taxes.
As at June 30, 2019, we had 90 active housing communities (June 30, 2018 – 89) and 30 active land communities (June 30, 2018 – 29).
Brazil and Other
FFO from our Brazilian operations improved by $34 million to a loss of $4 million in the current quarter due to better margins on units sold from greater sales volume, partially offset by an increase in costs from delivering projects.
Our focus over the past few years has been delivering projects and selling remaining inventory of units associated with projects launched prior to the economic downturn. During the second quarter of 2019, we completed and delivered three projects, consistent with the prior year quarter. We continued to sell down inventory from our legacy projects this quarter, and overall contributions from these sales were below the level required to cover fixed costs, including marketing expenses.
We began 2019 with 22 projects under construction and as of June 30, 2019, we have 19 projects under construction, of which 17 relate to new projects launched since late 2016 which command higher margins than older projects.
Common Equity
Common equity was $2.7 billion at June 30, 2019 (December 31, 2018 – $2.6 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process.

Q2 2019 INTERIM REPORT 41

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2019	2018	2019	2018	2019	2018
Corporate cash and financial assets, net	$32	$17	$35	$14	$4,023	$2,275
Corporate borrowings	—	—	(86)	(80)	(7,060)	(6,409)
Preferred equity[1]	—	—	—	—	(4,146)	(4,168)
Other corporate investments	90	30	4	3	47	43
Corporate costs and taxes/net working capital	—	—	(36)	(42)	826	1,081
	$122	$47	$(83)	$(105)	$(6,310)	$(7,178)

1.	FFO excludes preferred share distributions of $38 million (2018 – $38 million).
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at June 30, 2019, our portfolio of corporate cash and financial assets includes $2.8 billion of cash and cash equivalents (December 31, 2018 – $1.3 billion), which increased primarily due to $1.0 billion of corporate debt issued during the prior quarter as well as strong performance from our portfolio of cash and financial assets, partially offset by a repayment of $450 million (C$600 million) bond in the current quarter.
Our corporate cash and financial assets generated FFO of $35 million in the second quarter of 2019, which was $21 million higher than the prior year quarter, primarily due to mark-to-market gains across our trading portfolio.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $86 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. This increased from the prior year quarter primarily as a result of the aforementioned net increase in our borrowings.
Preferred equity does not revalue under IFRS. In the first six months of 2019, we purchased approximately 1.0 million preferred shares across different series through the normal-course issuer bid program, resulting in a $22 million decrease in the amount outstanding.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities, and was in an asset position of $826 million as at June 30, 2019, compared to the prior year balance of $1.1 billion. Included within this balance are net deferred income tax assets of $1.9 billion (December 31, 2018 – $1.9 billion). The FFO deficit includes corporate costs and cash taxes which decreased due to lower cash taxes paid compared to the prior year quarter.
The common equity deficit in our Corporate segment of $6.3 billion at June 30, 2019 is lower than the prior year deficit of $7.2 billion primarily due to gains in our investments portfolio, cash repatriated from the redemption of BPY’s preferred shares that were issued to us on the formation of the listed partnership, as well as the impact of the proceeds that we received for syndicating an investment to third parties that we were warehousing on behalf of our long-lived core infrastructure fund.

42 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At June 30, 2019, our corporate capitalization was $41.3 billion (December 31, 2018 – $38.7 billion) with a debt to capitalization of 17% (December 31, 2018 – 17%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. At June 30, 2019, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests.
Our Share of Capitalization1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments.
The following table presents our capitalization on a consolidated, corporate and our share basis:

		Corporate		Consolidated		Our Share
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Ref.	2019	2018	2019	2018	2019	2018
Corporate borrowings	i	$7,060	$6,409	$7,060	$6,409	$7,060	$6,409
Non-recourse borrowings
Subsidiary borrowings	i	—	—	6,225	8,600	3,849	5,174
Property-specific borrowings	i	—	—	117,146	103,209	41,682	35,943
		7,060	6,409	130,431	118,218	52,591	47,526
Accounts payable and other		3,175	2,299	32,595	23,989	11,998	10,297
Deferred income tax liabilities		277	197	13,752	12,236	4,736	4,425
Subsidiary equity obligations		—	—	4,104	3,876	1,807	1,658
Liabilities associated with assets classified as held for sale		—	—	2,325	812	355	262
Equity
Non-controlling interests		—	—	72,324	67,335	—	—
Preferred equity	ii	4,146	4,168	4,146	4,168	4,146	4,168
Common equity	iii	26,659	25,647	26,659	25,647	26,659	25,647
		30,805	29,815	103,129	97,150	30,805	29,815
Total capitalization		$41,317	$38,720	$286,336	$256,281	$102,292	$93,983

Debt to capitalization	17%	17%	46%	46%	52%	51%

1.	See definition in Glossary of Terms beginning on page 53.

Q2 2019 INTERIM REPORT 43

i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Term debt	4.6%	4.5%	10	10	$7,108	$6,450
Revolving facilities	—%	—%	5	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(48)	(41)
Total					$7,060	$6,409
As at June 30, 2019, corporate borrowings included term debt of $7.1 billion (December 31, 2018 – $6.5 billion) which had an average term to maturity of 10 years (December 31, 2018 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2021 until 2047. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $1 billion of 4.85% notes with maturity of 2029, as well as $100 million of foreign currency appreciation, partially offset by the repayment of $450 million (C$600 million) of term debt on April 9, 2019.
We had no commercial paper or bank borrowings outstanding at June 30, 2019 (December 31, 2018 – $nil). Commercial paper and bank borrowings are pursuant to, or backed by, $2.6 billion of committed revolving term credit facilities with maturities ranging from 2022 to 2024. As at June 30, 2019, $66 million of the facilities were utilized for letters of credit (December 31, 2018 – $68 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

	Average Rate		Average Term		Consolidated
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Real estate	4.3%	4.4%	4	2	$1,364	$2,504
Renewable power	4.4%	4.0%	6	5	1,674	2,328
Infrastructure	3.6%	3.6%	5	5	1,543	1,993
Private equity	—%	3.9%	—	1	—	52
Residential development	6.3%	6.2%	3	4	1,644	1,723
Total	4.7%	4.5%	5	4	$6,225	$8,600
Subsidiary borrowings include listed partnership’s recourse term debt and credit facility draws. It generally has no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings decreased by $2.4 billion as our subsidiaries repaid amounts drawn on their credit facilities with proceeds from capital recycling programs.

44 BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed partnerships.

	Average Rate		Average Term		Consolidated
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Real estate	4.9%	4.7%	4	4	$61,958	$63,494
Renewable power	5.3%	5.4%	9	10	14,744	14,233
Infrastructure	5.4%	5.2%	6	6	15,748	14,334
Private equity and other	6.1%	6.2%	6	6	24,276	10,820
Residential development	6.5%	8.0%	2	2	420	328
Total	5.2%	5.0%	5	6	$117,146	$103,209
Property-specific borrowings have increased by $13.9 billion since December 31, 2018. The additional borrowings in our infrastructure operations are primarily related to the acquisition of a natural gas pipeline business in India and additional borrowings at our South American toll roads business. The additional borrowings in our private equity operations are primarily related to the acquisition of a global automotive battery business and an Australian private healthcare provider. In addition to acquisitions, the remainder of the increase in consolidated borrowings is driven by drawings on new or existing subscription facilities and additional debt assumed for growth capital expenditures. These increases were partially offset by asset sales across the business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate debt to fixed rates.
As at June 30, 2019, 71% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Fixed Rate				Floating Rate
	2019		2018		2019		2018
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$7,060	4.5%	$6,409	—%	$—	—%	$—
Subsidiary borrowings	4.7%	5,900	4.8%	5,296	4.0%	325	4.0%	3,304
Property-specific borrowings	5.3%	47,474	4.9%	39,318	5.1%	69,672	5.1%	63,891
Total	5.2%	$60,434	4.9%	$51,023	5.1%	$69,997	5.0%	$67,195
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)		2019	2018	2019	2018
Fixed rate-reset	Perpetual	4.3%	4.3%	$2,877	$2,893
Fixed rate	Perpetual	4.8%	4.8%	738	744
Floating rate	Perpetual	2.9%	2.9%	531	531
Total		4.2%	4.2%	$4,146	$4,168

Q2 2019 INTERIM REPORT 45

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2019 was 288 basis points.
During the second quarter of 2019, we repurchased 75,535 and 69,645 of our fixed rate-reset and perpetual fixed rate preferred shares, respectively, with a face value of $3 million.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding common shares during the periods are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Outstanding at beginning of period	955.3	957.0	955.1	958.8
Issued (repurchased)
Repurchases	(1.1)	—	(2.1)	(5.2)
Long-term share ownership plans[1]	1.7	0.4	2.8	3.8
Dividend reinvestment plan and others	—	0.1	0.1	0.1
Outstanding at end of period	955.9	957.5	955.9	957.5
Unexercised options and other share-based plans[1]	47.3	46.2	47.3	46.2
Total diluted shares at end of period	1,003.2	1,003.7	1,003.2	1,003.7

1.	Includes management share option plan and restricted stock plan.
The company holds 38.9 million Class A shares (2018 – 34.0 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 8.1 million (2018 – 4.7 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2019 and December 31, 2018, resulting in a net reduction of 30.8 million (2018 – 29.3 million) diluted shares outstanding.
During the second quarter of 2019, 2.0 million options were exercised, of which 1.0 million were exercised on a net-settled basis, resulting in the cancellation of 1.0 million vested options.
The cash value of unexercised options was $1.2 billion as at June 30, 2019 (2018 – $1.1 billion) based on the proceeds that would be paid on exercise of the options.
As of August 13, 2019, the Corporation had outstanding 955,540,256 Class A shares and 85,120 Class B shares. Refer to Note 11 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP and BBU because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at period end was $14.2 billion, or inclusive of investor commitments to our private funds, was $49.2 billion at the end of the period, as we continue to pursue a number of  attractive investment opportunities.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. Periodically, we will also fund acquisitions and seed new investment strategies. At the listed partnership level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions

46 BROOKFIELD ASSET MANAGEMENT

are primarily funded through the private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Total 2019	Total 2018
Cash and financial assets, net	$4,023	$47	$311	$318	$1,503	$6,202	$3,752
Undrawn committed credit facilities	2,524	1,741	1,552	1,104	1,050	7,971	7,061
Core liquidity[1]	6,547	1,788	1,863	1,422	2,553	14,173	10,813
Uncalled private fund commitments	—	13,979	3,435	11,428	6,185	35,027	23,575
Total liquidity[1]	$6,547	$15,767	$5,298	$12,850	$8,738	$49,200	$34,388

1.	See definition in Glossary of Terms beginning on page 53.
As at June 30, 2019, the Corporation’s core liquidity was $6.5 billion, consisting of $4.0 billion in cash and financial assets, net of deposits and other liabilities and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed partnerships and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 48. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
The Corporation generates significant cash available for distribution and/or reinvestment1. Our primary sources of recurring cash flows include:

•	Fee related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds.

•	Distributions from invested capital, in particular our listed partnerships.

•	Other invested capital earnings: comprised of our wholly owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.
During the second quarter of 2019, we generated $599 million of cash available for distribution and/or reinvestment, inclusive of:

•	$263 million fee related earnings;

•	$137 million realized carried interest, net;

•	$389 million of distributions from our listed partnerships and other investments; partially offset by

•	other invested capital earnings, including preferred share dividends paid, which resulted in expenses of $190 million.

1.	See definition in Glossary of Terms beginning on page 53.

Q2 2019 INTERIM REPORT 47

The Corporation paid $153 million in cash dividends on its common equity during the quarter ended June 30, 2019.
Earnings and distributions received by the Corporation are available for distribution and/or reinvestment and are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
1) Asset management FFO
Fee revenues	$420	$377	$820	$852
Direct costs	(157)	(138)	(319)	(270)
Fee related earnings	263	239	501	582
Realized carried interest	137	2	222	22
	400	241	723	604
2) Distributions from investments
Listed partnerships	336	326	682	652
Corporate cash and financial assets	24	18	31	64
Other investments	29	18	59	36
	389	362	772	752
3) Other invested capital earnings
Corporate borrowings	(86)	(80)	(173)	(158)
Corporate costs and taxes	(36)	(42)	(73)	(79)
Other wholly owned investments	(30)	7	(69)	(31)
	(152)	(115)	(315)	(268)
Preferred share dividends	(38)	(38)	(75)	(76)
Cash available for distribution and/or reinvestment	$599	$450	$1,105	$1,012
The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT JUN. 30, 2019 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Annualized Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Listed partnerships
Brookfield Property Partners[4]	55%	522.3	$1.32	$9,903	$689	$355
Brookfield Renewable Partners	61%	188.4	2.06	6,516	388	196
Brookfield Infrastructure Partners	30%	117.7	2.01	5,053	237	121
Brookfield Business Partners	63%	94.5	0.25	3,620	24	10
					1,338	682
Corporate cash and financial assets[5]	various	various	various	4,023	251	31
Other investments
Norbord	42%	34.8	1.22	862	42	21
Other[6]	various	various	various	various	75	38
					117	59
Total					$1,706	$772

1.	Based on current distribution policies.

2.	Quoted value represents the value of Brookfield owned units as at market close on June 30, 2019.

3.
Distributions (current rate) are calculated by multiplying units held as at June 30, 2019 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 53.

4.
BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 51%, assuming conversion of convertible preferred shares held by a third party. For the three months ended June 30, 2019, BPY’s distributions include $2 million of preferred share dividends received by the Corporation. For the six months ended June 30, 2019, BPY’s distribution include $11 million of preferred share dividends received by the Corporation.

5.	Includes cash and cash equivalents and financial assets net of deposits.

6.	Other includes cash distributions from Acadian, our 27.5% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.

48 BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Operating activities	$803	$923	$2,399	$2,195
Financing activities	16,582	2,784	16,607	3,826
Investing activities	(16,748)	(3,677)	(19,979)	(5,075)
Change in cash and cash equivalents	$637	$30	$(973)	$946
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $803 million in the second quarter of 2019, a $120 million decrease from the second quarter of 2018. Operating cash flows prior to non-cash working capital and residential inventory were $1.6 billion this quarter, $170 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $16.6 billion from financing activities during the second quarter of 2019, compared to $2.8 billion in the second quarter of 2018. Our subsidiaries issued $23.7 billion (2018 – $9.6 billion) and repaid $10.5 billion (2018 – $5.6 billion) of non-recourse borrowings, for a net issuance of $13.2 billion (2018 – $4.0 billion) during the quarter. We raised $6.3 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, arranged $178 million of short-term borrowings backed by private fund commitments and returned $2.5 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the second quarter of 2019, we invested $21.6 billion and generated proceeds of $4.7 billion from dispositions for net cash deployed in investing activities of $16.9 billion. This compares to net cash deployed of $3.9 billion during the same period in 2018. We acquired $17.1 billion of consolidated subsidiaries, primarily within our private equity operations, as well as $340 million of equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net outflow of $122 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.

Q2 2019 INTERIM REPORT 49

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2018 consolidated financial statements.
Adoption of New Accounting Standards
We adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019.
The adoption of IFRS 16 eliminates the distinction between operating and finance leases and brings onto the balance sheet the discounted lease liabilities and corresponding ROU assets. We adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. The opening adjustment resulted in the capitalization of approximately $4.4 billion of lease liabilities and corresponding ROU assets, with no impact on our total equity. IFRS 16 substantially carries forward lessor accounting requirements.
IFRS 16 requires us to exercise significant judgment, including determining whether a contract is, or contains, a lease, determining what payments are to be included, including whether or not a lease extension or termination option is likely to be exercised, and determining if variable lease payments are in-substance fixed, which would require them to be included in the determination of the lease liability. Estimates used in applying the standard include estimating the total lease term of each contract that is in the scope of the standard as well as determining the appropriate rate at which to discount the lease payments.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2018 Annual Report for additional information.
Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income. Please refer to Part 5 of Management’s Discussion and Analysis in the December 31, 2018 Annual Report for additional information about our methodologies, processes and controls.

50 BROOKFIELD ASSET MANAGEMENT

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT JUN. 30, 2019 AND DEC. 31, 2018	2019	2018	2019	2018	2019	2018	2019	2018
Discount rate	6.8%	6.8%	6.9%	7.1%	7.5%	7.5%	7.2%	7.2%
Terminal capitalization rate	5.7%	5.7%	5.6%	6.0%	6.5%	6.9%	5.9%	6.1%
Investment horizon (years)	11	11	10	12	9	8	10	10
The determination of fair value requires the use of estimates which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions used to determine the estimated fair values. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (e.g. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2019 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT JUN. 30, 2019 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,715	$806
Canada	4,584	457
Australia	2,461	219
Europe	1,621	—
Brazil	342	10
Core retail	17,106	830
LP investments and other
LP investments office	8,386	289
LP investments retail	2,725	140
Logistics	95	4
Mixed-use	2,634	118
Multifamily	3,964	187
Triple net lease	4,504	206
Self-storage	953	31
Student housing	2,346	93
Manufactured housing	2,392	105
Other investment properties[1]	15,067	282
Total	$84,895	$3,777

1.	Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.

Q2 2019 INTERIM REPORT 51

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of June 30, 2019, and of the development and performance of the business for the six months then ended.

52 BROOKFIELD ASSET MANAGEMENT

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed partnerships as investors.
We use asset manager to refer to our asset management segment which offers a variety of investment products to our investors:

•
We have 39 active funds across major asset classes; real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.

•	We refer to BPY, BEP, BIP and BBU as our listed partnerships.

•
We refer to our public securities group as public securities. This group manages fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	BPR – Brookfield Property REIT Inc. (formerly GGP Inc.)

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed partnership base fees, are IFRS measures.
Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed partnership base fees are earned on the total capitalization, including debt and market capitalization, of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. TERP pays an additional fee of 1.25% on the increase above initial per unit price at the time of acquisition. Base fees for BPR, BIP and BBU are 1.25% of total capitalization. BPR capital is subject to a 12-month fee waiver which will expire at the end of August 2019.

Q2 2019 INTERIM REPORT 53

Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investments, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the Corporation.
A reconciliation of consolidated liabilities and equity to capitalization at our share is provided below:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Total consolidated liabilities and equity	$286,336	$256,281
Add: our share of debt of investments in associates	10,721	9,533
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(88,561)	(80,225)
Liabilities associated with assets held for sale	(1,970)	(550)
Accounts payable and other	(20,597)	(13,692)
Deferred tax liabilities	(9,016)	(7,811)
Subsidiary equity obligations	(2,297)	(2,218)
Non-controlling interests	(72,324)	(67,335)
Total capitalization at our share	$102,292	$93,983
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT JUN. 30 (MILLIONS)	2019	2018
Carry eligible capital	$71,782	$46,860
Less:
Uncalled private fund commitments	(33,759)	(21,091)
Co-investments and other	(6,802)	(2,290)
Funds not yet at target preferred return	(7,268)	(3,116)
Adjusted carry eligible capital	$23,953	$20,363

54 BROOKFIELD ASSET MANAGEMENT

Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e. fee related earnings and realized carried interest, net); distributions from our listed partnerships, other investments that pay regular cash distributions and distributions from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; net of preferred share dividend payments.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Asset management FFO	$400	$241	$723	$604
Distributions from investments	389	362	772	752
Other invested capital earnings
Corporate borrowings	(86)	(80)	(173)	(158)
Corporate costs and taxes	(36)	(42)	(73)	(79)
Other wholly owned investments	(30)	7	(69)	(31)
	(152)	(115)	(315)	(268)
Preferred share dividends	(38)	(38)	(75)	(76)
Cash available for distribution and/or reinvestment	$599	$450	$1,105	$1,012
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed partnerships and directly-held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed partnerships.

•	Outflows represent distributions and redemptions of capital from within the public securities capital.

Q2 2019 INTERIM REPORT 55

•
Distributions represent quarterly distributions from listed partnerships as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market activity includes gains (losses) on portfolio investments, listed partnerships and public securities based on market prices.

•	Other includes changes in net non-recourse leverage included in the determination of listed partnership capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Six Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2019	2018	2019	2018	2019	2018	2019	2018
Net income	$704	$1,664	$0.68	$1.67	$1,960	$3,519	$1.93	$3.53
Realized disposition gains recorded as fair value changes or equity	7	95	0.01	0.10	239	515	0.24	0.53
Non-controlling interest in FFO	(1,863)	(1,294)	(1.91)	(1.34)	(3,465)	(2,756)	(3.55)	(2.82)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	(379)	283	(0.39)	0.29	(128)	616	(0.13)	0.63
Fair value changes	1,398	(833)	1.43	(0.85)	1,229	(1,405)	1.26	(1.44)
Depreciation and amortization	1,234	672	1.26	0.69	2,268	1,342	2.32	1.37
Deferred income taxes	7	203	0.01	0.21	56	129	0.06	0.13
Total FFO	$1,108	$790	$1.09	$0.77	$2,159	$1,960	$2.13	$1.93
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses

56 BROOKFIELD ASSET MANAGEMENT

on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2019	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$2.01	$0.81	/	$0.88	15% / 25%
Brookfield Renewable Partners (BEP)	2.06	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.32	1.10	/	1.20	15% / 25%

1.	Current rate based on most recently announced distribution rates.

2.	We are also entitled to earn a portion of increases in distributions by TERP, based on distribution hurdles of $0.93 and $1.05. TERP's current annual distribution has not yet reached the first hurdle.
Invested capital consists of investments in our listed partnerships, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.

Q2 2019 INTERIM REPORT 57

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT JUN. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2019
Real Estate	$9,364	1.7x	20%	14%
Infrastructure	12,994	1.4x	20%	17%
Private Equity	1,595	2.7x	20%	17%
	$23,953
2018
Real Estate	$8,658	1.8x	20%	18%
Infrastructure	9,609	1.4x	20%	16%
Private Equity	2,096	2.7x	20%	20%
	$20,363

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90%-1.50% and our opportunistic and private equity funds pay fees of 1.50%-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Jun. 30, 2019	Mar. 31, 2019	Change	Jun. 30, 2018	Mar. 31, 2018	Change
Real Estate	$906	$1,060	$(154)	$1,155	$1,097	$58
Infrastructure	992	896	96	683	690	(7)
Private Equity	639	743	(104)	689	629	60
Accumulated unrealized carried interest	2,537	2,699	(162)	2,527	2,416	111
Less: associated expenses[1]	(765)	(810)	45	(778)	(760)	(18)
Accumulated unrealized carry, net	$1,772	$1,889	(117)	$1,749	$1,656	93
Add: realized carried interest, net			137			2
Unrealized carried interest, net			$20			$95

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30%-35% of carried interest generated.

58 BROOKFIELD ASSET MANAGEMENT

This page is intentionally left blank.

Q2 2019 INTERIM REPORT 59

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Note	2019	2018
Assets
Cash and cash equivalents	5	$7,447	$8,390
Other financial assets	5,6	7,507	6,227
Accounts receivable and other	5,6	17,693	16,931
Inventory	6	9,761	6,989
Assets classified as held for sale	7	3,985	2,185
Equity accounted investments		35,418	33,647
Investment properties	8	84,895	84,309
Property, plant and equipment	9	79,127	67,294
Intangible assets		25,496	18,762
Goodwill		11,816	8,815
Deferred income tax assets		3,191	2,732
Total assets		$286,336	$256,281

Liabilities and equity
Corporate borrowings	5,6	$7,060	$6,409
Accounts payable and other	5,6	32,595	23,989
Liabilities associated with assets classified as held for sale	7	2,325	812
Non-recourse borrowings of managed entities	5,6	123,371	111,809
Deferred income tax liabilities		13,752	12,236
Subsidiary equity obligations	5	4,104	3,876

Equity
Preferred equity		4,146	4,168
Non-controlling interests		72,324	67,335
Common equity	11	26,659	25,647
Total equity		103,129	97,150
Total liabilities and equity		$286,336	$256,281

60 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2019	2018	2019	2018
Revenues	12	$16,924	$13,276	$32,132	$25,907
Direct costs		(13,385)	(10,781)	(24,970)	(20,872)
Other income and gains		889	95	921	437
Equity accounted income		1,003	342	1,347	630
Expenses
Interest		(1,833)	(1,066)	(3,449)	(2,103)
Corporate costs		(23)	(24)	(49)	(51)
Fair value changes	13	(1,398)	833	(1,229)	1,405
Depreciation and amortization		(1,234)	(672)	(2,268)	(1,342)
Income taxes		(239)	(339)	(475)	(492)
Net income		$704	$1,664	$1,960	$3,519
Net income attributable to:
Shareholders		$399	$680	$1,014	$1,537
Non-controlling interests		305	984	946	1,982
		$704	$1,664	$1,960	$3,519
Net income per share:
Diluted	11	$0.36	$0.62	$0.94	$1.43
Basic	11	0.37	0.64	0.96	1.46
Q2 2019 INTERIM REPORT 61

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2019	2018	2019	2018
Net income	$704	$1,664	$1,960	$3,519
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	(134)	43	(130)	74
Marketable securities	(4)	(9)	41	(10)
Equity accounted investments	(82)	(6)	(78)	6
Foreign currency translation	45	(2,651)	311	(2,342)
Income taxes	18	(52)	7	(71)
	(157)	(2,675)	151	(2,343)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	2	179	2	178
Revaluation of pension obligations	(8)	3	(15)	8
Equity accounted investments	(3)	2	(4)	2
Marketable securities	(105)	227	262	302
Income taxes	4	(84)	(46)	(83)
	(110)	327	199	407
Other comprehensive income	(267)	(2,348)	350	(1,936)
Comprehensive income	$437	$(684)	$2,310	$1,583
Attributable to:
Shareholders
Net income	$399	$680	$1,014	$1,537
Other comprehensive income	(160)	(645)	60	(504)
Comprehensive income	$239	$35	$1,074	$1,033

Non-controlling interests
Net income	$305	$984	$946	$1,982
Other comprehensive income	(107)	(1,703)	290	(1,432)
Comprehensive income	$198	$(719)	$1,236	$550

62 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2019	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2019	$4,468	$278	$14,615	$935	$7,351	$(1,714)	$461	$26,394	$4,149	$68,021	$98,564
Changes in period:
Net income	—	—	399	—	—	—	—	399	—	305	704
Other comprehensive income	—	—	—	—	2	(54)	(108)	(160)	—	(107)	(267)
Comprehensive income	—	—	399	—	2	(54)	(108)	239	—	198	437
Shareholder distributions
Common equity	—	—	(153)	—	—	—	—	(153)	—	—	(153)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,919)	(1,919)
Other items
Equity issuances, net of redemptions	14	(12)	(48)	—	—	—	—	(46)	(3)	5,759	5,710
Share-based compensation	—	13	(8)	—	—	—	—	5	—	—	5
Ownership changes	—	—	103	178	(5)	—	(18)	258	—	265	523
Total change in period	14	1	255	178	(3)	(54)	(126)	265	(3)	4,303	4,565
Balance as at June 30, 2019	$4,482	$279	$14,870	$1,113	$7,348	$(1,768)	$335	$26,659	$4,146	$72,324	$103,129

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2018	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2018	$4,443	$246	$12,320	$1,470	$6,693	$(835)	$119	$24,456	$4,192	$52,667	$81,315
Changes in period:
Net income	—	—	680	—	—	—	—	680	—	984	1,664
Other comprehensive income	—	—	—	—	11	(778)	122	(645)	—	(1,703)	(2,348)
Comprehensive income	—	—	680	—	11	(778)	122	35	—	(719)	(684)
Shareholder distributions
Common equity	—	—	(144)	—	—	—	—	(144)	—	—	(144)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,767)	(1,767)
Other items
Equity issuances, net of redemptions	9	(2)	(1)	—	—	—	—	6	—	(128)	(122)
Share-based compensation	—	13	(10)	—	—	—	—	3	—	—	3
Ownership changes	—	—	(33)	97	—	(2)	1	63	—	544	607
Total change in period	9	11	454	97	11	(780)	123	(75)	—	(2,070)	(2,145)
Balance as at June 30, 2018	$4,452	$257	$12,774	$1,567	$6,704	$(1,615)	$242	$24,381	$4,192	$50,597	$79,170

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q2 2019 INTERIM REPORT 63

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30 , 2019	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2018	4,457	271	14,244	645	7,556	(1,833)	307	25,647	4,168	67,335	$97,150
Changes in period:
Net income	—	—	1,014	—	—	—	—	1,014	—	946	1,960
Other comprehensive income	—	—	—	—	2	13	45	60	—	290	350
Comprehensive income	—	—	1,014	—	2	13	45	1,074	—	1,236	2,310
Shareholder distributions
Common equity	—	—	(306)	—	—	—	—	(306)	—	—	(306)
Preferred equity	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,407)	(4,407)
Other items
Equity issuances, net of redemptions	25	(18)	(85)	—	—	—	—	(78)	(22)	6,657	6,557
Share-based compensation	—	26	(25)	—	—	—	—	1	—	—	1
Ownership changes	—	—	103	468	(210)	52	(17)	396	—	1,503	1,899
Total change in period	25	8	626	468	(208)	65	28	1,012	(22)	4,989	5,979
Balance as at June 30, 2019	$4,482	$279	$14,870	$1,113	$7,348	$(1,768)	$335	$26,659	$4,146	$72,324	$103,129

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30 , 2018	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2017	4,428	263	11,864	1,459	6,881	(878)	35	24,052	4,192	51,628	$79,872
Changes in accounting policies[3]	—	—	(215)	—	—	—	(3)	(218)	—	(84)	(302)
Adjusted balance as at January 1, 2018	4,428	263	11,649	1,459	6,881	(878)	32	23,834	4,192	51,544	79,570
Changes in period:
Net income	—	—	1,537	—	—	—	—	1,537	—	1,982	3,519
Other comprehensive income	—	—	—	—	14	(739)	221	(504)	—	(1,432)	(1,936)
Comprehensive income	—	—	1,537	—	14	(739)	221	1,033	—	550	1,583
Shareholder distributions
Common equity	—	—	(287)	—	—	—	—	(287)	—	—	(287)
Preferred equity	—	—	(76)	—	—	—	—	(76)	—	—	(76)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(3,410)	(3,410)
Other items
Equity issuances, net of redemptions	24	(32)	(188)	—	—	—	—	(196)	—	1,504	1,308
Share-based compensation	—	26	(19)	—	—	—	—	7	—	1	8
Ownership changes	—	—	158	108	(191)	2	(11)	66	—	408	474
Total change in period	24	(6)	1,125	108	(177)	(737)	210	547	—	(947)	(400)
Balance as at June 30, 2018	$4,452	$257	$12,774	$1,567	$6,704	$(1,615)	$242	$24,381	$4,192	$50,597	$79,170

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

3.	Relates to adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

64 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2019	2018	2019	2018
Operating activities
Net income		$704	$1,664	$1,960	$3,519
Other income and gains		(889)	(95)	(921)	(437)
Share of undistributed equity accounted earnings		(838)	(165)	(1,050)	201
Fair value changes	13	1,398	(833)	1,229	(1,405)
Depreciation and amortization		1,234	672	2,268	1,342
Deferred income taxes		7	203	56	129
Investments in residential inventory		(3)	83	(34)	22
Net change in non-cash working capital balances		(810)	(606)	(1,109)	(1,176)
		803	923	2,399	2,195
Financing activities
Corporate borrowings arranged		—	—	992	1,003
Corporate borrowings repaid		(450)	—	(450)	—
Commercial paper and bank borrowings, net		—	—	—	(103)
Non-recourse borrowings arranged		23,726	9,649	32,122	18,937
Non-recourse borrowings repaid		(10,490)	(5,619)	(17,486)	(13,621)
Non-recourse credit facilities, net		178	835	(262)	269
Subsidiary equity obligations issued		180	26	182	188
Subsidiary equity obligations redeemed		(25)	(32)	(30)	(374)
Capital provided from non-controlling interests		6,296	1,050	7,899	2,717
Capital repaid to non-controlling interests		(537)	(1,178)	(1,242)	(1,213)
Repayment of lease liability		(128)	—	(228)	—
Preferred equity redemptions		(2)	—	(15)	—
Common shares issued		2	2	6	7
Common shares repurchased		(58)	—	(93)	(211)
Distributions to non-controlling interests		(1,919)	(1,767)	(4,407)	(3,410)
Distributions to shareholders		(191)	(182)	(381)	(363)
		16,582	2,784	16,607	3,826
Investing activities
Acquisitions
Investment properties		(1,047)	(546)	(2,026)	(988)
Property, plant and equipment		(652)	(398)	(1,190)	(749)
Equity accounted investments		(340)	(220)	(1,265)	(417)
Financial assets and other		(2,526)	(1,361)	(4,127)	(2,195)
Acquisition of subsidiaries		(17,066)	(2,557)	(19,319)	(4,942)
Dispositions
Investment properties		786	11	1,700	769
Property, plant and equipment		63	27	77	556
Equity accounted investments		454	155	1,094	1,483
Financial assets and other		2,310	991	3,701	1,374
Disposition of subsidiaries		1,112	(6)	1,147	(1)
Restricted cash and deposits		158	227	229	35
		(16,748)	(3,677)	(19,979)	(5,075)
Cash and cash equivalents
Change in cash and cash equivalents		637	30	(973)	946
Net change in cash classified within assets held for sale		34	(12)	(22)	(29)
Foreign exchange revaluation		36	(149)	52	(143)
Balance, beginning of period		6,740	6,044	8,390	5,139
Balance, end of period		$7,447	$5,913	$7,447	$5,913

Q2 2019 INTERIM REPORT 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2018, except as noted below in Note 2(b).
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2018 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on August 7, 2019.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019. The new standards were applied as follows:
i.    Leases
The company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. IFRS 16 gives prescriptive guidance on the recognition, measurement, presentation and disclosure of leases. This standard supersedes IAS 17 Leases and related interpretations. The company adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. Please refer to the Transition Impact below for more information.
Under IFRS 16, the company must assess whether a contract is, or contains, a lease at inception of the contract. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists if a customer can make the important decisions governing the use of an asset specified in a contract similar to decisions made over assets owned by the business. The company accounts for each lease component of a contract separately under this standard. Non-lease components are accounted for under the relevant IFRS standard.
For lessors, a lease shall be classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, a lessor shall recognize a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases shall be recognized into income on a straight-line or other systematic basis.

66 BROOKFIELD ASSET MANAGEMENT

For lessees, the distinction between operating and finance leases is eliminated. The company recognizes a ROU asset and lease liability at the lease commencement date. The ROU asset is initially measured based on the calculated lease liability plus initial direct costs incurred by the lessee, estimates to dismantle and restore the underlying asset at the end of the lease term and lease payments made net of incentives received at or before the lease commencement. It is classified as either investment property, PP&E, or inventory depending on the nature of the asset and is subsequently accounted for consistently with owned assets within the respective asset classes with the exception of PP&E. Unlike most of the company’s owned assets within PP&E, lease assets classified within PP&E are subsequently measured applying the cost method rather than the revaluation method. The ROU asset is depreciated applying a straight-line method or other systematic basis over the shorter of the useful life of the underlying asset or the term of the lease. Lease contracts often include an option to extend the term of the lease and such extensions are factored into the lease term if the company is reasonably certain to exercise that option. ROU assets are tested for impairment in accordance with IAS 36 Impairment of Assets. Refer to Note 2 in the December 31, 2018 Annual Report for additional details of our accounting policies governing investment property, PP&E and inventory.
The lease liability recognized at the commencement of the lease is initially measured at the present value of future lease payments not paid as at the commencement date, discounted using the interest rate implicit in the lease, or the lessee’s incremental borrowing rate if the implicit rate cannot be readily determined. Lease liabilities are subsequently measured at amortized cost by applying the effective interest method. Lease liabilities are remeasured if there is reassessment of the timing or amount of future lease payments arising from a change in an index or rate, revisions to estimates of the lease term or residual value guarantee, or a change in the assessment of an option to purchase the underlying asset. Such remeasurements of the lease liability are generally recognized as an adjustment to the ROU asset unless further reduction in the measurement of the lease liability would reduce a ROU asset below zero in which case it is recorded in the Consolidated Statements of Operations.
We are applying certain practical expedients as permitted by the standard; specifically we have elected to apply practical expedients associated with short-term and low value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement. In addition, as required by the standard, variable lease payments that are not dependent on an index or rate are expensed as incurred.
We have also applied a number of critical judgments in applying this standard, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining the lease term; and iii) determining whether variable payments are in-substance fixed. Critical estimates used in the application of IFRS 16 include estimating the lease term and determining the appropriate rate to discount the lease payments.
Transition Impact
The company adopted IFRS 16 using the modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated and comply with the legacy IAS 17 Leases and related standards.
The company has measured the opening ROU assets at an amount equal to the corresponding lease liabilities, adjusted by any prepaid or accrued lease payments relating to that lease recognized prior to the adoption. In addition, the company has applied certain transition expedients as permitted by the standard, including the application of a single discount rate to a portfolio of leases with reasonably similar characteristics, adjusting the ROU assets by the amount of any provision for onerous leases recognized under IAS 37 and accounting for leases with remaining terms of less than 12 months as of January 1, 2019, regardless of the full life of the lease, as short-term leases. There are no adjustments to opening equity.
The difference between the operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the amount recorded as a transition adjustment relates primarily to the impact of discounting the future lease payments to their present value using incremental borrowing rates, short-term and low-value leases which are expensed as incurred, adjustments as a result of different treatment for extension and termination options and variable lease payments relating to changes in indices or rates. The weighted average incremental borrowing rate as at January 1, 2019 used to measure lease liabilities is approximately 5%.

Q2 2019 INTERIM REPORT 67

The impact of adopting IFRS 16 on our balance sheet is as follows:

(MILLIONS)	Balance at Dec. 31, 2018	IFRS 16 Adjustments	Balance at Jan. 1, 2019
Assets
Inventory	$6,989	$22	$7,011
Investment properties	84,309	928	85,237
Property, plant and equipment	67,294	3,416	70,710
Other assets	97,689	—	97,689
Total assets	$256,281	$4,366	$260,647

Liabilities
Accounts payable and other	$23,989	$4,366	$28,355
Other liabilities	135,142	—	135,142
Total liabilities	159,131	4,366	163,497

Equity
Preferred equity	4,168	—	4,168
Non-controlling interests	67,335	—	67,335
Common equity	25,647	—	25,647
Total equity	97,150	—	97,150
Total liabilities and equity	$256,281	$4,366	$260,647
The company recognized ROU assets and lease liabilities of approximately $4.4 billion as at January 1, 2019. The changes relate primarily to:

•	investment property ground leases of $928 million on certain buildings classified as investment properties within our Real Estate segment; and

•
leases of ROU property, plant and equipment of $3.4 billion across our operating segments, including wind farm ground leases in our renewable power operations, ports in our infrastructure operations, hospitality assets in our real estate operations, fuel tanks and other equipment leases in certain of our private equity operations as well as various corporate office leases.

Included in our interest expense for the three months ended June 30, 2019 was $51 million related to interest on lease liabilities. We also reported depreciation of $117 million on our ROU assets as well as $89 million of fair value gains on ROU investment properties.
Included in our interest expense the six months ended June 30, 2019 was $102 million related to interest on lease liabilities. We also reported depreciation of $219 million on our ROU assets as well as $85 million of fair value gains on ROU investment properties.
ii.    Uncertainty Over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation has been applied on a modified retrospective basis without restatement of comparative information. There was no material impact on the company’s consolidated financial statements during the second quarter of 2019.

68 BROOKFIELD ASSET MANAGEMENT

iii.    Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. The company has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, the company allocates the transaction price to the individual identifiable assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill is recognized. Acquisitions that continue to meet the definition of a business combination are accounted for under the acquisition method, without any changes to the company’s accounting policy. There was no material impact on the company’s consolidated financial statements during the second quarter of 2019.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.

Q2 2019 INTERIM REPORT 69

We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our asset management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.

70 BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$61	$2,560	$1,028	$1,806	$10,738	$594	$137	$16,924
Inter-segment revenues	549	9	4	—	107	—	(15)	654	i
Segmented revenues	610	2,569	1,032	1,806	10,845	594	122	17,578
FFO from equity accounted investments	—	241	11	271	85	13	3	624	ii
Interest expense	—	(884)	(240)	(250)	(372)	(12)	(86)	(1,844)	iii
Current income taxes	—	(45)	(15)	(64)	(94)	(2)	(12)	(232)	iv
Funds from operations	400	316	69	62	326	18	(83)	1,108	v
Common equity	328	17,453	5,072	2,678	4,743	2,695	(6,310)	26,659
Equity accounted investments	—	23,203	701	8,269	2,745	426	74	35,418
Additions to non-current assets[1]	—	1,925	199	594	17,505	13	7	20,243

1.
Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill. Excludes non-current assets recognized on adoption of IFRS 16.

AS AT DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$18	$1,794	$898	$1,144	$8,678	$686	$58	$13,276
Inter-segment revenues	362	9	3	—	126	—	(11)	489	i
Segmented revenues	380	1,803	901	1,144	8,804	686	47	13,765
FFO from equity accounted investments	—	218	8	193	201	2	3	625	ii
Interest expense	—	(544)	(218)	(133)	(84)	(14)	(80)	(1,073)	iii
Current income taxes	—	(1)	(9)	(47)	(52)	(9)	(18)	(136)	iv
Funds from operations	241	206	66	86	282	14	(105)	790	v
Common equity	328	17,423	5,302	2,887	4,279	2,606	(7,178)	25,647
Equity accounted investments	—	22,949	685	7,636	1,943	395	39	33,647
Additions to non-current assets[1]	—	2,951	3,214	1,514	679	33	24	8,415

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE SIX MONTHS ENDED JUN. 30 , 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$107	$5,150	$2,060	$3,537	$19,882	$1,033	$363	$32,132
Inter-segment revenues	1,022	20	15	—	201	—	(23)	1,235	i
Segmented revenues	1,129	5,170	2,075	3,537	20,083	1,033	340	33,367
FFO from equity accounted investments	—	515	23	502	152	17	10	1,219	ii
Interest expense	—	(1,764)	(466)	(469)	(579)	(25)	(173)	(3,476)	iii
Current income taxes	—	(61)	(41)	(129)	(124)	(5)	(59)	(419)	iv
Funds from operations	723	566	223	256	501	(4)	(106)	2,159	v
Additions to non-current assets[1]	—	3,655	266	4,314	17,734	30	13	26,012

1.
Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill. Excludes non-current assets recognized on adoption of IFRS 16.

Q2 2019 INTERIM REPORT 71

FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$81	$3,670	$1,837	$2,257	$16,793	$1,145	$124	$25,907
Inter-segment revenues	798	18	6	3	231	—	(24)	1,032	i
Segmented revenues	879	3,688	1,843	2,260	17,024	1,145	100	26,939
FFO from equity accounted investments	—	446	20	432	341	7	—	1,246	ii
Interest expense	—	(1,074)	(447)	(255)	(151)	(31)	(158)	(2,116)	iii
Current income taxes	—	(7)	(16)	(219)	(80)	(13)	(28)	(363)	iv
Funds from operations	604	645	166	427	336	(19)	(199)	1,960	v
Additions to non-current assets[1]	—	6,024	3,484	1,756	803	109	179	12,355

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended June 30, 2019, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities totaling $549 million (2018 – $362 million), revenues earned on construction projects between consolidated entities totaling $102 million (2018 – $122 million), and interest income and other revenues totaling $3 million (2018 – $5 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2019, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities totaling $1.0 billion (2018 – $798 million), revenues earned on construction projects between consolidated entities totaling $193 million (2018 – $224 million), and interest income and other revenues totaling $20 million (2018 – $10 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Consolidated equity accounted income	$1,003	$342	$1,347	$630
Non-FFO items from equity accounted investments[1]	(379)	283	(128)	616
FFO from equity accounted investments	$624	$625	$1,219	$1,246

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.

iii.	Interest Expense
For the three months ended June 30, 2019, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $11 million (2018 – $7 million) that is eliminated on consolidation, along with the associated revenue.
For the six months ended June 30, 2019, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $27 million (2018 – $13 million) that is eliminated on consolidation, along with the associated revenue.

72 BROOKFIELD ASSET MANAGEMENT

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current income taxes by segment:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Current tax expense	$(232)	$(136)	$(419)	$(363)
Deferred income tax expense	(7)	(203)	(56)	(129)
Income tax expense	$(239)	$(339)	$(475)	$(492)

v.	Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2019	2018	2019	2018
Net income		$704	$1,664	$1,960	$3,519
Realized disposition gains in fair value changes or equity	vi	7	95	239	515
Non-controlling interests in FFO		(1,863)	(1,294)	(3,465)	(2,756)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		(379)	283	(128)	616
Fair value changes		1,398	(833)	1,229	(1,405)
Depreciation and amortization		1,234	672	2,268	1,342
Deferred income taxes		7	203	56	129
Total FFO		$1,108	$790	$2,159	$1,960

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $7 million for the three months ended June 30, 2019 (2018 – $95 million), of which $11 million loss relates to prior periods (2018 – $nil), $nil has been recorded directly in equity as changes in ownership (2018 – $89 million) and $18 million has been recorded in fair value changes (2018 – $6 million).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $239 million for the six months ended June 30, 2019 (2018 – $515 million), of which $58 million relates to prior periods (2018 – $401 million), $163 million has been recorded directly in equity as changes in ownership (2018 – $89 million) and $18 million has been recorded in fair value changes (2018 – $25 million).

Q2 2019 INTERIM REPORT 73

d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
United States	$4,228	$2,130	$7,731	$4,094
Canada	1,393	1,596	3,229	3,264
United Kingdom	5,553	6,008	10,868	11,397
Other Europe	1,518	536	2,660	994
Australia	1,423	1,069	2,471	2,129
Brazil	1,020	944	1,946	2,127
Asia	702	286	1,221	563
Colombia	499	346	1,000	614
Other	588	361	1,006	725
	$16,924	$13,276	$32,132	$25,907
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
United States	$135,379	$128,808
Canada	29,014	27,850
United Kingdom	24,619	23,093
Brazil	24,321	22,539
Other Europe	18,838	13,250
Australia	18,239	13,309
Asia	15,583	10,479
Colombia	10,139	9,862
Other	10,204	7,091
	$286,336	$256,281

74 BROOKFIELD ASSET MANAGEMENT

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2019. No material changes were made to the provisional allocations:

(MILLIONS)	Private Equity	Infrastructure and other	Total
Cash and cash equivalents	$48	$5	$53
Accounts receivable and other	1,842	86	1,928
Inventory	2,239	28	2,267
Equity accounted investments	847	—	847
Investment properties	—	211	211
Property, plant and equipment	6,254	2,310	8,564
Intangible assets	6,746	520	7,266
Goodwill	3,187	83	3,270
Deferred income tax assets	485	—	485
Total assets	21,648	3,243	24,891
Less:
Accounts payable and other	(2,739)	(89)	(2,828)
Non-recourse borrowings	(375)	(203)	(578)
Deferred income tax liabilities	(1,227)	(33)	(1,260)
Non-controlling interests[1]	(451)	(578)	(1,029)
	(4,792)	(903)	(5,695)
Net assets acquired	$16,856	$2,340	$19,196

Consideration[2]	$16,856	$2,340	$19,196

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Private Equity
On June 6, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in Healthscope Limited, an Australian private healthcare provider, for a total cash consideration of $4.1 billion. The acquisition resulted in recognition of $1.5 billion of goodwill, which is largely reflective of potential growth from integration of the operations. None of the goodwill recognized is deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $663 million and $73 million, respectively.
On April 20, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in Clarios, a global automotive battery business, for total cash consideration of $12.8 billion. The acquisition resulted in recognition of $1.7 billion of goodwill, which is largely reflective of potential growth from integration of the operations. Approximately $20 million of the goodwill recognized is deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $3.8 billion and $33 million, respectively.
Infrastructure
On March 22, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in East-West Pipeline Limited, an Indian natural gas pipeline business, for total cash consideration of $1.9 billion. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $179 million and $6 million, respectively.

Q2 2019 INTERIM REPORT 75

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table list the company’s financial instruments by their respective classification as at June 30, 2019 and December 31, 2018:

	2019		2018
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$7,447	$7,447	$8,390	$8,390
Other financial assets
Government bonds	51	51	88	88
Corporate bonds	1,671	1,671	905	905
Fixed income securities and other	963	963	1,037	1,037
Common shares and warrants	3,306	3,306	2,379	2,379
Loans and notes receivable	1,516	1,516	1,818	1,818
	7,507	7,507	6,227	6,227
Accounts receivable and other	13,297	13,297	12,562	12,562
	$28,251	$28,251	$27,179	$27,179
Financial liabilities
Corporate borrowings	$7,060	$7,662	$6,409	$6,467
Non-recourse borrowings of managed entities
Property-specific borrowings	117,146	119,085	103,209	104,291
Subsidiary borrowings	6,225	6,413	8,600	8,557
	123,371	125,498	111,809	112,848
Accounts payable and other	27,423	27,423	23,989	23,989
Subsidiary equity obligations	4,104	4,104	3,876	3,876
	$161,958	$164,687	$146,083	$147,180
Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2019			2018
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$51	$—	$—	$88	$—
Corporate bonds	—	1,076	267	—	632	—
Fixed income securities and other	23	393	547	22	369	490
Common shares and warrants	2,277	356	673	1,928	229	222
Loans and notes receivables	—	95	3	—	46	4
Accounts receivable and other	13	1,666	179	44	1,990	79
	$2,313	$3,637	$1,669	$1,994	$3,354	$795
Financial liabilities
Accounts payable and other	$88	$3,071	$642	$81	$2,622	$659
Subsidiary equity obligations	—	31	1,852	—	85	1,640
	$88	$3,102	$2,494	$81	$2,707	$2,299
During the three and six months ended June 30, 2019, there were no transfers between Level 1, 2 or 3.

76 BROOKFIELD ASSET MANAGEMENT

Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value June 30, 2019	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,666 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(3,071)
Other financial assets	1,971	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(31)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Q2 2019 INTERIM REPORT 77

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value June 30, 2019	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$547	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	267	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares (common shares and warrants)	673	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
			• Risk free interest rate	• Increases (decreases) in the risk-free interest rate increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,852)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	179 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
	(642)
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the period ended June 30, 2019:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2019	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$1,314	$2,349	$795	$2,299
Fair value changes in net income	115	(28)	135	6
Fair value changes in other comprehensive income[1]	35	1	37	2
Additions, net of disposals	205	172	702	187
Balance, end of period	$1,669	$2,494	$1,669	$2,494

1.	Includes foreign currency translation.

78 BROOKFIELD ASSET MANAGEMENT

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Current portion	$3,353	$3,382	$12,984	$11,911	$6,936	$4,578
Non-current portion	4,154	2,845	4,709	5,020	2,825	2,411
	$7,507	$6,227	$17,693	$16,931	$9,761	$6,989
b)    Liabilities

	Accounts Payable and Other[1]		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Current portion	$17,126	$14,337	$—	$440	$11,039	$11,159
Non-current portion	15,469	9,652	7,060	5,969	112,332	100,650
	$32,595	$23,989	$7,060	$6,409	$123,371	$111,809

1.	The increase in accounts payable and other is primarily due to the adoption of IFRS 16, the new lease accounting standard. Refer to Note 2 for additional information.

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT JUN. 30, 2019 (MILLIONS)	Real Estate	Renewable Power and Other	Total
Assets
Cash and cash equivalents	$2	$40	$42
Accounts receivable and other	5	205	210
Investment properties	2,358	—	2,358
Property, plant and equipment	—	649	649
Equity accounted investments	492	—	492
Other long-term assets	—	232	232
Deferred income tax assets	—	2	2
Assets classified as held for sale	$2,857	$1,128	$3,985
Liabilities
Accounts payable and other	$3	$94	$97
Non-recourse borrowings of managed entities	1,723	379	2,102
Deferred income tax liabilities	—	126	126
Liabilities associated with assets classified as held for sale	$1,726	$599	$2,325
As at June 30, 2019, assets held for sale within the company’s Real Estate segment include a portfolio of triple net lease assets and five multifamily assets in our LP investments, two office assets in the U.S., and our interest in two core office assets in Australia. Within our Renewable Power segment, we are currently holding for sale portfolios of wind and solar assets in South Africa, Thailand and Malaysia. Our Private Equity segment has certain assets and liabilities related to its industrials operation being classified as held for sale.

Q2 2019 INTERIM REPORT 79

8.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 , 2019 (MILLIONS)	2019
Fair value, beginning of period	$84,309
Additions	3,147
Acquisitions through business combinations	211
Increase attributable to changes in accounting standards[1]	928
Dispositions[2]	(3,665)
Fair value changes	(99)
Foreign currency translation	64
Fair value, end of period	$84,895

1.	The company’s adoption of IFRS 16 resulted in the recognition of ROU investment properties that were previously off-balance sheet items. Refer to Note 2 for additional information.

2.	Includes amounts reclassified to held for sale.
Investment properties include the company’s office, retail, multifamily, logistics and other properties as well as highest and best use land within the company’s sustainable resources operations. Additions of $3.1 billion relate mainly to our Real Estate segment and include capital expenditures and tenant improvements as well as acquisitions of individual investment properties.
Dispositions of $3.7 billion for the six months ended June 30, 2019 relate primarily to the investment properties sold in the current period, as well as reclassification to assets held for sale of a number of multifamily assets within a diversified U.S. REIT portfolio that we acquired during the prior year.

9.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 , 2019 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$38,871	$13,650	$7,652	$7,121	$67,294
Additions	121	492	289	612	1,514
Acquisitions through business combinations	129	2,134	47	6,254	8,564
Increase attributable to changes in accounting standards[1]	408	1,207	769	1,032	3,416
Dispositions[2]	(10)	(12)	(6)	(281)	(309)
Depreciation and impairment	(606)	(390)	(219)	(550)	(1,765)
Foreign currency translation	360	112	(20)	(39)	413
Total change	402	3,543	860	7,028	11,833
Balance, end of period	$39,273	$17,193	$8,512	$14,149	$79,127

1.	The company’s adoption of IFRS 16 resulted in the recognition of ROU property, plant and equipment that were previously off-balance sheet items. Refer to Note 2 for additional information.

2.	Includes amounts reclassified to held for sale.

10.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued $500 million of 4.25% notes due in 2026 on June 2, 2016, $550 million and $350 million of 4.70% notes due in 2047 on September 14, 2017 and January 17, 2018, respectively, $650 million of 3.90% notes due in 2028 on January 17, 2018 and $1 billion of 4.85% notes due in 2029 on January 29, 2019.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, BFI acquired substantially all of BFL’s assets and became a co-obligor of BFL’s 2024 notes. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.

80 BROOKFIELD ASSET MANAGEMENT

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2019, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$—	$38	$—	$27	$18,152	$(1,293)	$16,924
Net income attributable to shareholders	399	30	—	8	633	(671)	399
Total assets	63,427	5,411	8	3,479	301,264	(87,253)	286,336
Total liabilities	32,626	3,953	1	2,243	178,629	(34,245)	183,207

AS AT DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$181	$9	$13	$29	$14,200	$(1,156)	$13,276
Net income attributable to shareholders	680	(13)	(1)	30	484	(500)	680
Total assets	59,105	4,330	13	3,296	271,534	(81,997)	256,281
Total liabilities	29,290	2,909	6	2,198	154,458	(29,730)	159,131

FOR THE SIX MONTHS ENDED JUN. 30, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(21)	$72	$—	$54	$35,304	$(3,277)	$32,132
Net income attributable to shareholders	1,014	34	—	16	1,969	(2,019)	1,014

FOR THE SIX MONTHS ENDED JUN. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$395	$22	$26	$58	$27,665	$(2,259)	$25,907
Net income attributable to shareholders	1,537	(21)	(1)	39	964	(981)	1,537

1.	This column accounts for investments in all subsidiaries of the Corporation under the equity method.

2.	This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis.

3.	This column includes the necessary amounts to present the company on a consolidated basis.

Q2 2019 INTERIM REPORT 81

11.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Common shares	$4,482	$4,457
Contributed surplus	279	271
Retained earnings	14,870	14,244
Ownership changes	1,113	645
Accumulated other comprehensive income	5,915	6,030
Common equity	$26,659	$25,647
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s common shares received cash dividends during the second quarter of 2019 of $0.16 per share (2018 – $0.15 per share).
The number of issued and outstanding common shares and unexercised options are as follows:

AS AT JUN. 30, 2019 AND DEC. 31, 2018	2019	2018
Class A shares[1]	955,780,076	955,057,721
Class B shares	85,120	85,120
Shares outstanding[1]	955,865,196	955,142,841
Unexercised options and other share-based plans[2]	47,354,351	42,086,712
Total diluted shares	1,003,219,547	997,229,553

1.	Net of 38,928,757 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2019 (December 31, 2018 – 37,538,531).

2.	Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Outstanding, beginning of period[1]	955,311,717	956,988,539	955,142,841	958,773,120
Issued (repurchased)
Repurchases	(1,176,680)	(11,496)	(2,142,808)	(5,243,120)
Long-term share ownership plans[2]	1,694,347	449,598	2,787,243	3,845,693
Dividend reinvestment plan and others	35,812	55,656	77,920	106,604
Outstanding, end of period[3]	955,865,196	957,482,297	955,865,196	957,482,297

1.	Net of 37,538,531 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2018 (December 31, 2017 – 30,569,215).

2.	Includes management share option plan and restricted stock plan.

3.	Net of 38,928,757 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2019 (June 30, 2018 – 34,000,896).

82 BROOKFIELD ASSET MANAGEMENT

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Net income attributable to shareholders	$399	$680	$1,014	$1,537
Preferred share dividends	(38)	(38)	(75)	(76)
Dilutive effect of conversion of subsidiary preferred shares	(5)	(34)	(18)	(67)
Net income available to shareholders	$356	$608	$921	$1,394

Weighted average – common shares	955.5	957.1	955.4	957.6
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	22.8	18.1	21.2	18.6
Common shares and common share equivalents	978.3	975.2	976.6	976.2
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended June 30, 2019, the company did not grant any stock options. During the six months ended June 30, 2019, the company granted 4.6 million stock options at a weighted average exercise price of $44.22. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.9% volatility, a weighted average expected dividend yield of 2.0% annually, a risk-free rate of 2.6% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2019, the company did not grant any escrowed shares. During the six months ended June 30, 2019, the company granted 4.0 million escrowed shares at a weighted average price of $44.22. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.9% volatility, a weighted average expected dividend yield of 2.0% annually, a risk-free rate of 2.6% and a liquidity discount of 25%.

Q2 2019 INTERIM REPORT 83

12.	REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$61	$895	$994	$1,744	$10,564	$586	$1	$14,845
Other revenue	—	1,665	34	62	174	8	136	2,079
	$61	$2,560	$1,028	$1,806	$10,738	$594	$137	$16,924

FOR THE SIX MONTHS ENDED JUN. 30 , 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$107	$1,838	$1,987	$3,418	$19,509	$1,018	$1	$27,878
Other revenue	—	3,312	73	119	373	15	362	4,254
	$107	$5,150	$2,060	$3,537	$19,882	$1,033	$363	$32,132

FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity		Residential Development		Corporate Activities		Total Revenues
Revenue from contracts with customers	$18	$765	$851	$1,112	$8,637		$682		$2		$12,067
Other revenue	—	1,029	47	32	41		4		56		1,209
	$18	$1,794	$898	$1,144	$8,678	—	$686	—	$58	—	$13,276

FOR THE SIX MONTHS ENDED JUN. 30 , 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity		Residential Development		Corporate Activities		Total Revenues
Revenue from contracts with customers	$81	$1,448	$1,777	$2,189	$16,712		$1,138		$2		$23,347
Other revenue	—	2,222	60	68	81		7		122		2,560
	$81	$3,670	$1,837	$2,257	$16,793	—	$1,145	—	$124	—	$25,907

84 BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$330	$21	$65	$8,433	$580	$1	$9,430
Services transferred over a period of time	61	565	973	1,679	2,131	6	—	5,415
	$61	$895	$994	$1,744	$10,564	$586	$1	$14,845

FOR THE SIX MONTHS ENDED JUN. 30 , 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$648	$39	$153	$15,090	$1,012	$1	$16,943
Services transferred over a period of time	107	1,190	1,948	3,265	4,419	6	—	10,935
	$107	$1,838	$1,987	$3,418	$19,509	$1,018	$1	$27,878

FOR THE THREE MONTHS ENDED JUN. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$326	$11	$63	$7,190	$682	$2	$8,274
Services transferred over a period of time	18	439	840	1,049	1,447	—	—	3,793
	$18	$765	$851	$1,112	$8,637	$682	$2	$12,067

FOR THE SIX MONTHS ENDED JUN. 30 , 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$580	$41	$125	$13,695	$1,138	$2	$15,581
Services transferred over a period of time	81	868	1,736	2,064	3,017	—	—	7,766
	$81	$1,448	$1,777	$2,189	$16,712	$1,138	$2	$23,347

13.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2019	2018	2019	2018
Investment properties	$(624)	$394	$(99)	$864
Transaction related gains, net of deal costs	(174)	443	(246)	977
Financial contracts	(180)	176	(225)	(17)
Impairment and provisions	(333)	(14)	(364)	(51)
Other fair value changes	(87)	(166)	(295)	(368)
	$(1,398)	$833	$(1,229)	$1,405

Q2 2019 INTERIM REPORT 85

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877 715-0498  (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2018 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

86 BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer, Vale SA

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Former Chair,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Chief Financial Officer,
Brookfield Asset Management Inc.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Corporate Director and former Chief Executive Officer of Endesa, S.A.

Timothy R. Price
Corporate Director

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian D. Lawson, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC stock.

Q2 2019 INTERIM REPORT 87

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo